Exhibit 1

Magna International Inc.

Annual Information Form

March 26, 2008

MAGNA INTERNATIONAL INC.

ANNUAL INFORMATION FORM

In this Annual Information Form, when we use the terms “we”, “us”, “our”, “Company” and “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In this Annual Information Form, a reference to “calendar year” is a reference to the financial year from January 1 to December 31 of the year stated and a reference to “fiscal year” is a reference to the financial year from August 1 to July 31 of the year stated.  All references to “$” or “dollars” are references to U.S. dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing.  We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements.  Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.  However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties.  These risks, assumptions and uncertainties include, but are not limited to:

•                declining production volumes caused by industry cyclicality and other factors, as well as changes in consumer demand for vehicles;

•                 the consequences of shifting market shares among vehicles or automobile manufacturers, including a reduction in production volumes of high content vehicles, such as certain light trucks;

•                 the inability of our customers to meet their financial obligations to us;

•                 our ability to offset certain price concessions demanded by our customers;

•                 our ability to fully recover pre-production expenses;

•                 warranty and recall costs;

•                 increased exposure to elevated steel, resin and other commodities prices, as well as energy prices;

•                 the financial distress of some automotive suppliers;

•                 our dependence on outsourcing by our customers;

•                 our ability to compete with automotive suppliers with operations in low cost countries;

•                 significant long-term fluctuations in relative currency values;

•                 changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, our ability to fully benefit tax losses and other potential tax exposures;

•                 the termination of a production purchase order by a customer;

•                 expenses related to the rationalization of some of our operations;

•                 impairment charges;

•                 our ability to successfully identify, complete and integrate acquisitions;

•                 risks associated with program launches;

•                 the outcome of legal claims against us;

•                 risks of conducting business in foreign countries, including Russia;

•                 unionization activities;

•                 work stoppages and labour relations disputes;

•                 significant changes in laws and governmental regulations;

•                 costs associated with compliance with environmental laws and regulations;

•                 the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them;

•                 the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all;

•                 the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and

•                 the fact that the Stronach Trust, Frank Stronach and Belinda Stronach have interests in MI Developments and Magna Entertainment Corp. which could conflict with our interests.

In evaluating any forward-looking statements in this Annual Information Form, you should specifically consider the various factors, including those contained under the section titled “ITEM 3. DESCRIPTION OF THE BUSINESS – RISK FACTORS” below, which could cause actual events or results to differ materially from those indicated by our forward-looking statements.  Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

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ITEM 1.  CORPORATE STRUCTURE

Issuer

We were incorporated under the laws of the Province of Ontario, Canada on November 16, 1961.  Our charter documents currently consist of articles of arrangement dated September 20, 2007 and March 6, 2005, both of which were issued pursuant to the Business Corporations Act (Ontario).

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Controlling Shareholder

We are controlled by M Unicar Inc. (“M Unicar”), a Canadian holding company incorporated in connection with the plan of arrangement dated September 20, 2007 (the “Arrangement”), involving Magna and OJSC Russian Machines (“Russian Machines”) (see “ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS – Financings and Securities Transactions – Plan of Arrangement Involving Magna and Russian Machines”).

Subsidiaries

A list of our principal subsidiaries and their respective jurisdictions of incorporation as of December 31, 2007 is set out on Schedule A.  Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

ITEM 2.  GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles primarily for sale to original equipment manufacturers of cars and light trucks. As at December 31, 2007, we employed approximately 84,000 people in 241 manufacturing facilities and 62 product development and engineering facilities, in 23 countries. As at such date, our capabilities include:

•	interior systems;	•	electronic systems;
•	seating systems;	•	exterior systems;
•	closure systems;	•	powertrain systems;
•	metal body and structural systems;	•	roof systems; and
•	vision systems;	•	complete vehicle engineering and assembly.

Reporting Segments

We operate internationally through divisions, which function as autonomous business units operating within pre-determined guidelines. Our divisions have been aligned on a geographic basis in order to meet the needs of our customers and respond to regional economic and industry factors.  Accordingly, we operate in three separate geographic reporting segments – North America, Europe and Rest of World.  We also maintain corporate and other operations, which constitute a separate reportable segment, that consists of operations that support or are ancillary to our automotive and other operations.

Our external sales by reporting segment for 2007 and 2006 were as follows:

Reporting Segment	2007	2006
	(US dollars, in millions)
North America	$13,883	$13,061
Europe	11,729	10,818
Rest of World	446	301
Corporate and Other	9	—
Total	$26,067	$24,180

Geographic Markets and Customers

North America

Our customers in North America include BMW, Chrysler, Daimler, Ford (including Mazda), General Motors, Honda, Mitsubishi, Renault-Nissan, Suzuki, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries. Our North American production sales accounted for approximately 50% and 49% of our consolidated sales for each of 2007 and 2006, respectively.

Our top ten North American programs based on 2007 production sales were:

Capabilities
Customer	Vehicle	Interior Systems	Seating Systems	Closure Systems	Metal Body & Chassis	Vision Systems	Electronics	Exterior Systems	Powertrain
General Motors	Full-Size SUVs & Pick-ups	•		•	•	•	•	•	•

Chrysler	Dodge Caravan/ Grand Caravan, Chrysler Town & Country	•	•	•	•	•		•	•

Ford	Ford Edge, Lincoln MKX		•		•	•	•	•	•

Ford	Ford Escape, Mazda Tribute, Mercury Mariner	•	•	•	•	•		•	•

Ford	F-Series SuperDuty		•	•	•	•	•	•	•

General Motors	Chevrolet Cobalt, Pontiac G5/Pursuit		•	•	•	•		•	•

Chrysler	Chrysler 300/300C, Dodge Magnum and Charger	•		•	•		•	•	•

General Motors	GMC Acadia, Saturn Outlook, Buick Enclave	•		•	•	•	•	•	•

Capabilities
Customer	Vehicle	Interior Systems	Seating Systems	Closure Systems	Metal Body & Chassis	Vision Systems	Electronics	Exterior Systems	Powertrain
General Motors/ Suzuki	Chevrolet Equinox, Pontiac Torrent, Suzuki XL7	•	•	•	•	•		•	•

BMW	X5	•			•	•			•

Note: capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

Europe

Our customers in Europe include Aston Martin, BMW, Chrysler, Daimler, Fiat, Ford, General Motors, Honda, Porsche, PSA Peugeot Citroën, Renault-Nissan, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries.  Our European production and vehicle assembly sales accounted for approximately 42% and 41% of our consolidated sales for 2007 and 2006, respectively.

Our top ten European programs based on 2007 production and vehicle assembly sales were:

Capabilities Represented
Customer	Vehicle	Interior Systems	Seating Systems	Closure Systems	Metal Body & Chassis	Vision Systems	Electronics	Exterior Systems	Powertrain	Roof Systems	Engineering & Assembly
BMW	X3	•			•	•			•		•
BMW	MINI One/Cooper	•		•	•	•		•	•

General Motors	Saab 9-3 Cabriolet					•			•		•

Daimler	Mercedes C-Class	•	•	•	•	•		•	•	•

Daimler	Mercedes G-Class					•					•

Capabilities Represented
Customer	Vehicle	Interior Systems	Seating Systems	Closure Systems	Metal Body & Chassis	Vision Systems	Electronics	Exterior Systems	Powertrain	Roof Systems	Engineering & Assembly
BMW	3-Series	•	•	•	•	•		•	•	•	•

Porsche, Volkswagen	Porsche Cayenne, Volkswagen Touareg	•			•	•			•	•

Daimler	Mercedes B-Class	•				•		•	•

Daimler	smart fortwo		•	•	•	•			•

Volkswagen	Transporter/Multivan					•		•	•

Note: capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

Rest of World

Our customers in Rest of World include BMW, Chery Automobile, Chrysler, Daimler, Fiat, Ford (including Mazda), General Motors, Hafei Automobile Group, Honda, Hyundai, Isuzu, Mitsubishi, PSA Peugeot Citroën, Renault-Nissan, Shanghai Automotive, Suzuki, Tianjin FAW Xiali Automotive, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries. Our Rest of World production sales accounted for approximately 2% and 1% of our consolidated sales for 2007 and 2006, respectively.

Customer Concentration

Worldwide sales to our five largest customers represented the following proportions of our consolidated sales in 2007 and 2006:

Customer	2007	2006
General Motors	24%	25%
BMW	19%	18%
Ford	15%	14%
Chrysler	13%	14%
Daimler	8%	10%
Other	21%	19%
Total	100%	100%

RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

A number of trends continue to have a significant impact on the global automotive industry and our business, including the following:

Declining North American Production Volumes

After reaching a peak of 17.2 million units in 2000, North American production volumes declined to approximately 15.1 million units in 2007. Furthermore we expect such production volumes to decline to approximately 14.4 million units in 2008, a level which is below the 14.7 million units produced fifteen years ago in 1993. The decline of North American production volumes reflects the declining production output of the Detroit 3 automobile manufacturers, GM, Ford and Chrysler, as well as a decline in the industry as a whole due to industry cyclicality, elevated fuel prices, deteriorating economic conditions and other factors.

Increasing Market Share of Asian-Based Automobile Manufacturers and the Declining Market Shares and Resulting Deteriorating Financial Condition of Some Customers

In recent years, Asian-based automobile manufacturers have seen significant increases in their production volumes as a result of strong consumer demand for their vehicles.  In order to meet this demand, as well as to offset fluctuations in currency exchange rates that could otherwise make their vehicles less competitive, some of these manufacturers, including Toyota, Nissan, Honda, Hyundai and others, have opened or expanded North American and European manufacturing facilities, with a number of additional facilities being planned or in process.  Corresponding with the increase in production volumes and market shares of the Asian-based automobile manufacturers in North America has been the decline in the North American market shares of the Detroit 3 automobile manufacturers.

The financial condition of the Detroit 3 has deteriorated in recent years due in part to high labour costs (including healthcare, pension and other post-employment benefit costs), high raw materials and commodities prices and high energy prices and other factors. Additionally, increased gas prices have affected and could further threaten sales of certain models, such as full-size sport utility vehicles and other light trucks. All of these conditions could further threaten the financial condition of these automobile manufacturers, putting additional pricing pressure on automotive suppliers and exposing them to greater credit risk. Presently, the debt of each of the Detroit 3 automobile manufacturers is rated below investment grade by credit rating agencies.

While the deteriorating condition of the Detroit 3 presents risks for automotive suppliers, the increasing market share of Asian-based automobile manufacturers also presents growth opportunities. A number of factors, including the quality and cost effectiveness of some North American and European automotive suppliers, currency fluctuations (particularly the declining value of the U.S. dollar relative to most major currencies), the loosening of the traditional Japanese “keiretsu” supplier relationships, the North American Free Trade Agreement and the European common market, are expected to cause Asian-based automobile manufacturers to rely on increased outsourcing to increase the local content of their vehicles assembled in North America and Europe.

Pricing Pressure

Automobile manufacturers have sought ways in which to reduce their costs of producing vehicles as competition for market share has become more intense.  In addition to seeking cost efficiencies in their own production, marketing and administrative structures, automobile manufacturers have placed significant pressure on automotive suppliers to reduce the price of their components, assemblies, modules and systems.  This pricing pressure has come in different forms, including: long-term agreements containing pre-determined price reductions for each year of a vehicle production program; price reduction demands, in addition to those contained in any long-term agreement and often including significant demands for retroactive price reductions; pressure to absorb more design and engineering costs previously paid for by the automobile manufacturer and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier; pressure to assume or offset cost increases of commodities, including steel and resins; and pressure to own and/or capitalize tooling and recover these costs through amortization in the piece price of the components produced by this tooling. In many cases, automotive suppliers bear the risk of not being able to fully recover the design, engineering and tooling costs if the particular vehicle production volumes are lower than anticipated or if programs are terminated early. In addition, automobile manufacturers are increasingly requesting that their automotive suppliers bear the cost of the repair and replacement of defective products that are either covered under the automobile manufacturers’ warranty and/or are the subject of a recall.

Increased Exposure to Elevated Prices for Raw Materials, Commodities and Energy Prices

Prices for key commodities used in our parts production, particularly steel, resins and paints/chemicals, as well as energy prices, remain at elevated levels with the possibility of future increases. As a result of the significant pricing pressure discussed above, automotive suppliers in North America and Europe are not usually able to pass raw materials, commodities and energy price increases along to automobile manufacturers, thereby placing greater financial pressure on the automotive supply base. In order to reduce such exposure, automotive suppliers may use a number of hedging techniques and/or may participate in customer-initiated programs to manage raw materials prices, such as steel resale programs. Automotive suppliers may also attempt to reduce the impact of steel price increases through the sale of scrap steel, which is generated by the parts production process, although the market for scrap steel is different and prices for scrap steel can, at times, move in the opposite direction from steel prices.

Deteriorating Financial Condition of the Supply Base

The automotive industry consists of interdependent relationships among automobile manufacturers, Tier 1 automotive suppliers and automotive sub-suppliers, with sub-suppliers providing a significant number of components, systems and commodities required by Tier 1 automotive suppliers such as Magna. Deteriorating economic conditions, intense pricing pressures, exposure to elevated prices for raw materials, commodities and energy, as well as a number of other factors have left many automotive suppliers in various degrees of financial distress. A number of significant automotive suppliers have filed for bankruptcy protection in recent years. Financial distress in the supply base often results in disruptions to the supply of components and systems from Tier 1 automotive suppliers to automobile manufacturers and could result in the shut-down of the Tier 1 automotive suppliers’ and/or the automobile manufacturer’s assembly lines. This financial distress could also result in Tier 1 automotive suppliers incurring costs related to the financial restructuring of the distressed automotive sub-suppliers. On the other hand, the financial distress of Tier 1 automotive suppliers and/or sub-suppliers may present acquisition opportunities for financially sound Tier 1 automotive suppliers.

Growth of the Automotive Industry in Low Cost Countries

The local demand for vehicles in China, Korea, Thailand, India, Russia, Brazil and other low cost countries has increased significantly in recent years. This increasing local demand has helped boost the local automotive industry in these countries and has attracted investments in manufacturing from North American, European and Asian-based automobile manufacturers, through stand-alone investments and/or joint ventures with local partners. In the next five years, the global automotive industry is expected to add significant production, with the majority of this growth in these countries. Automotive suppliers have followed, and will likely continue to follow, the expansion of automobile manufacturers into these regions in large part due to the relatively low manufacturing costs for labour-intensive manufacturing, as compared to Canada, the U.S., Western Europe and Japan. Increasingly, component and vehicle design, development and engineering are following the migration of manufacturing to low cost countries. This shift in design, development, engineering and manufacturing from high-cost to low-cost countries could result in excess capacity and/or lead to significant restructuring and impairment costs for automobile manufacturers and automotive suppliers in high-cost countries. Automotive suppliers that establish or expand their operations in low cost countries, may face greater exposure to a number of risks of conducting business in emerging markets.

Growth of A to D Vehicle Segments

The local demand for vehicles in emerging markets consists primarily of demand for micro, sub-compact, compact and mid-size cars, which tend to be lower priced for consumers and lower margin for automobile manufacturers and their suppliers. Currently, the Detroit 3 and certain Western European automobile manufacturers, as well as many automotive suppliers are poorly represented in product offerings, particularly in the A and B vehicle segments. Automobile manufacturers and automotive suppliers which have an established product offering in these vehicle segments will likely have an advantage in realizing on the opportunities in these higher growth vehicle segments.

Increasing Prevalence of Vehicles Built Off High Volume Global Vehicle Platforms

To maximize economies of scale and remain competitive, automobile manufacturers continue to broaden the range of vehicles built from a single high volume global platform.  This allows an automobile manufacturer to differentiate its products from those of its competitors, to expand the number of market segments in which it competes, to extend the life of existing vehicle platforms, to respond to lifestyle trends and to meet the tastes of consumers. Examples of the types of vehicles which can be built off a single vehicle platform include convertibles, sports cars and all-wheel drive and four-wheel drive sport utility or cross-over vehicles. This trend provides Tier 1 automotive suppliers increased opportunities to supply larger volumes of products which may be common across multiple vehicles built off the same platform and, in some cases, to provide niche vehicle engineering and assembly.

Increasing Customer and Consumer Demand For a Variety of Features

The automotive industry is currently experiencing increased customer and consumer demand for a variety of features, including:

•      lighter vehicles;

•      more fuel-efficient and environmentally-friendly vehicles;

•                 additional safety features;

•                 improved comfort, convenience and space optimization features; and

•                 advanced electronics systems.

Automotive suppliers which emphasize technological innovation and broad product capabilities are expected to benefit from the growing demand for these features.

Some of these trends may present risks to our operations, profitability and/or financial condition. These risks are described in detail in the section titled “ITEM 3. DESCRIPTION OF THE BUSINESS – RISK FACTORS,” which all readers are strongly encouraged to consider carefully.

OUR BUSINESS STRATEGY

In the short-term, we seek to refine our operations through continuous improvement, while refining our product strategy to target specific customers. More generally, we aim to capitalize on the recent trends in the automotive industry discussed above, including by diversifying our customer base, continuing to optimize our manufacturing footprint, continuing to emphasize technology and innovation, capitalizing on outsourcing opportunities and growing our content per vehicle through new, successor and takeover business. The main elements of our business strategy are described below.

Continuous Improvement

We continually focus on continuous improvement of our manufacturing and assembly operations to achieve our goal of being the best automotive supplier in terms of quality, efficiency, innovation and profitability. We are placing particular emphasis on turning around money-losing divisions and successfully launching programs which will commence production in 2008. In an attempt to achieve our goal, we have implemented initiatives in purchasing coordination to reduce our supply base and leverage the scale of our purchasing volumes.

Refining Product Strategy to Target Specific Customers

We continue to refine our product strategy based on our current and planned manufacturing footprint, as well as the technological innovations we possess or are bringing to market. In connection with this initiative, we intend to focus on customers that are most willing to work for our mutual benefit, including through joint improvement of efficiencies and reduction of costs. This refined product strategy, together with our innovation roadmap and customer strategy, will shape our capital expenditures, research and development investment and acquisition strategies.

Diversifying Customer Base

Although we have sales to all of the world’s largest automobile manufacturers, the proportion of our business with the traditional Detroit 3 in North America remains high, while the proportion of our business with Asian and French-based automobile manufacturers is lower than their respective proportions of global vehicle production. We have made progress in diversifying our customer base, but aim to increase it significantly in coming years by continuing to demonstrate our technical capabilities and quality and aggressively pursuing new programs.

Optimizing Global Footprint

In recognition of the fact that much of the future growth potential in the automotive industry lies in new markets, we continue to refine our global footprint to take advantage of growing vehicle production in these emerging markets, primarily in Russia, China, Thailand, India, various countries in Eastern Europe, as well as South Africa. In engaging in this geographic expansion, we will also be focused on ensuring that we can successfully compete in products that can be delivered globally.

Emphasizing Technology and Innovation

We believe that one of the cornerstones of our past success has been our commitment to research, development and technological innovation.  This commitment is enshrined in our Corporate Constitution, which requires us to allocate annually a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) to research and development. We intend to continue directing significant effort to bringing new products and processes to market and will seek to purchase or license innovative technologies that we believe will provide additional value to us and our customers. Our efforts regarding new products and processes have generated a number of recent innovations, including those referenced under “ITEM 3. DESCRIPTION OF THE BUSINESS –PRODUCTS AND SERVICES”.

Capitalizing on Outsourcing

We have the expertise to work with our customers from concept to completion, from the design and engineering of a complete vehicle and its systems through to its final assembly.  We are a leading supplier of advanced, total vehicle engineering, the world’s largest independent assembler of complete vehicles and we produce components, modules and systems for most major areas of a vehicle. Our broad product capabilities distinguish us from our competitors and we intend to capitalize on these capabilities to continue to secure new business.

Growing Content Per Vehicle

We currently possess a major market share in a number of product areas in which we compete and maintain strong relationships with most major automobile manufacturers in North America and Western Europe. As a result of these relationships, we have increased our average dollar content per vehicle in North America from approximately $224 in fiscal 1997 to approximately $859 in 2007, which represents a compound annual growth rate of approximately 14%, and in Europe from approximately $67 in fiscal 1997 to approximately $435 in 2007, which represents a compound annual growth rate of approximately 20%. We continue to pursue the award of new programs and “takeover” business from our customers, with particular emphasis on foreign-based automobile manufacturers.

OPERATING STRUCTURE AND PRINCIPLES

Decentralization

We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity. Our manufacturing and assembly operations are conducted through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. Each division is a separate profit center under the authority of a general manager who has the discretion to determine rates of pay, hours of work, sources of supply and contracts to be performed, within the framework of our Corporate Constitution and our Employee Charter.  Our divisions are aligned by geographic region in each of our product areas.  Within a number of our product areas, we have regional management teams that are responsible for maintaining key customer, supplier and government contacts in their respective markets, and centrally managing key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. Our executive management teams in North America and Europe coordinate advanced systems development and manufacturing, allocate capital, ensure customer and employee satisfaction and manage succession planning within their respective regions.  Our Corporate management team also interfaces with the investment community and our entire executive management team is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of the management of our divisions.

Privatization of Spincos

In 1982, our shareholders approved our Spinco policy of developing our operating groups into self-sufficient public companies in which we would remain a significant shareholder. Between 1995 and 2001, we spun-off three of our operating groups into separate public companies – Tesma (1995), Decoma (1998) and Intier (2001). However, changing industry conditions, such as opportunities to meet our customers’ needs for larger modules that involve two or more of our current product groups, necessitated a re-examination of our Spinco policy. Accordingly, in October 2004, we made separate proposals to the respective boards of directors of Decoma, Intier and Tesma, in each case to acquire all of the outstanding shares of each subsidiary not owned by us and in 2005, we completed such acquisitions (the “Privatizations”). The primary objectives of the Privatizations were to:

•                 improve our strategic positioning;

•                 better exploit our various competencies, particularly our complete vehicle expertise;

•                 facilitate the re-alignment of our product portfolio, for example, by combining the powertrain capabilities of our former Tesma and Magna Drivetrain businesses; and

•                 avoid duplication of investment, particularly in new markets.

See “RECENT DEVELOPMENTS IN OUR BUSINESS – Material Acquisitions and Divestitures” for details of the terms of the Privatizations.

Realignment of Product Portfolio

Following the completion of the Privatizations, we re-aligned our product portfolio and strengthened our management team.  Our seven former automotive systems groups were re-aligned on the basis of geographic and product area and Co-Chief Executive Officers were appointed with responsibility for North America and Europe, our primary markets, as well as shared responsibility for Rest of World. We also began to segment our financial results on a geographic basis between North America, Europe and Rest of World.

Operating Principles

We are committed to a number of operating principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee charter.  See “ITEM 3. DESCRIPTION OF THE BUSINESS – HUMAN RESOURCES” below.

RECENT DEVELOPMENTS IN OUR BUSINESS

Acquisitions and Divestitures

We have engaged in a number of acquisitions, divestitures, financings and securities transactions in the last three years, including those listed below. None of these acquisitions constitute “significant acquisitions” within the meaning of such term in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

In January 2007, we acquired two facilities from Pressac Investments Limited for $52 million plus $6 million of assumed debt.  The facilities in Germany and Italy manufacture electronic components for sale to various customers including Volkswagen, Mercedes and Fiat.

In August 2006, we acquired the assets of the Magna Golf Club from Magna Entertainment Corp. for total cash consideration of $46 million. In November 2006, we purchased the Fontana Golf and Sports Club in Austria from Magna Entertainment for total consideration of $38 million, consisting of $17 million paid in cash and $21 million in assumed debt. These transactions were reviewed by a Special Committee of, and approved by the independent members of, our Board following the unanimous recommendation of the Special Committee.

In February 2006, we completed the acquisition from Porsche of CTS Fahrzeug-Dachsysteme GmbH, Bietigheim-Bissingen, one of the world’s leading manufacturers of roof systems for the automotive industry.  The cash purchase price of 170 million euros plus assumed debt was satisfied on closing.  At the time of acquisition, CTS had six facilities in Europe and two in North America, with approximately 1,100 employees.

During 2006, we also acquired a number of small manufacturing and engineering facilities for total consideration of $18 million paid in cash and $1 million of assumed debt.

During 2005, we completed the Privatizations discussed above under “OPERATING STRUCTURES AND PRINCIPLES – Privatization of Spincos”.  Details of the terms of the Privatizations are as follows:

•                 On February 6, 2005, we acquired the 56% equity interest in Tesma that we did not previously own, for total consideration of $613 million, which was satisfied by issuing 6,687,700 Class A Subordinate Voting Shares and cash of $103 million.  In addition, we assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the approximate fair value of the stock options assumed.

•                 On March 6, 2005, we acquired the 27% equity interest in Decoma that we did not previously own, for total consideration of $239 million, which was satisfied by issuing 2,854,400 Class A Subordinate Voting Shares and cash of $31 million.  In addition, we assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the approximate fair value of the stock options assumed.

•                 On April 3, 2005 we acquired the 15% equity interest in Intier that we did not previously own for total consideration of $202 million, which was satisfied by issuing 2,332,748 Class A Subordinate Voting Shares and cash of $50 million.  In addition, we assumed responsibility for the existing stock options of Intier resulting in an increase in the purchase price of $23 million, representing the approximate fair value of the stock options assumed.

During 2005, we also completed the acquisition of a number of small manufacturing facilities. The total consideration paid by us for these acquisitions amounted to approximately $21 million of cash (net of cash acquired) and $12 million of assumed debt.

In the future, we will continue to consider acquisitions of new technologies and strategic assets that complement our current portfolio of automotive technologies or expand our product breadth, provided that any such acquisition furthers our overall business strategy and potentially enhances our long-term earnings growth.  In addition, we will consider acquisitions that will potentially diversify our customer base, provide us with installed capacity at an economical rate or involve the purchase of key assets at a discounted price.  We will also continue to consider joint ventures with other suppliers in order to increase our business opportunities in various regions and enhance our relationships with certain automobile manufacturers.  We generally analyze potential acquisitions and joint ventures using discounted cash flow criteria in an effort to secure shareholder returns and earnings growth.  However, we expect that we will continue to expand primarily through organic growth.

Financings and Securities Transactions

Plan of Arrangement Involving Magna and Russian Machines

During 2007, following approval by our Class A Subordinate Voting and Class B Shareholders, we completed the court-approved Arrangement whereby Russian Machines, a wholly owned subsidiary of Basic Element Limited (“Basic Element”), made a major strategic investment in Magna. Russian Machines is the Machinery Sector of Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor and train car manufacturer Abakanvagonmash. Basic Element is a diversified holding company founded in 1997 with assets in Russia, countries of the Commonwealth of Independent States, Europe, Africa, South America and Australia.

In accordance with the Arrangement:

•                  Russian Machines invested $1.54 billion to indirectly acquire 20 million of our Class A Subordinate Voting Shares from treasury;

•                  we purchased 217,400 Class B Shares for cancellation (the “Class B Share Acquisition”), representing all of our outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million and the number of votes per Class B Share was reduced from 500 votes to 300 votes; and

•                  the Stronach Trust and certain members of our executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company, M Unicar. At September 20, 2007, M Unicar indirectly held 100% of our outstanding Class B Shares and approximately 16% of our outstanding Class A Subordinate Voting Shares collectively representing approximately 69% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.

Substantial Issuer Bid

On September 25, 2007, we completed a substantial issuer bid, pursuant to which we purchased for cancellation approximately 11.9 million Class A Subordinate Voting Shares, representing approximately 9% of our then issued and outstanding Class A Subordinate Voting Shares, for an aggregate purchase price of $1.1 billion. The purpose of the substantial issuer bid was to offset the dilution caused by the issuance from treasury of 20 million of our Class A Subordinate Voting Shares in connection with the Arrangement.

Normal Course Issuer Bid

On November 12, 2007, we commenced a normal course issuer bid to purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, up to 9 million of our Class A Subordinate Voting Shares. As at December 31, 2007, we had purchased for cancellation approximately 2.5 million Class A Subordinate Voting Shares and had also purchased approximately 134,000 Class A Subordinate Voting Shares for our long-term retention (restricted stock) and restricted stock unit programs, for an aggregate purchase price of $219 million. The normal course issuer bid will expire on November 11, 2008, unless extended by us prior to that time.

As at December 31, 2007, M Unicar indirectly held shares collectively representing approximately 71% of the votes attached to all of our Class A Subordinate Voting Shares and Class B Shares then outstanding.

Other Transactions

In October, 2005, we completed a new five-year revolving term facility that was to expire on October 12, 2010.  The facility has a North American tranche of $1.57 billion, a European tranche of 300 million euros and an Asian tranche of $50 million.  We subsequently extended the facility twice, such that it will expire on July 12, 2012.

In 2005, we issued approximately 11.9 million Class A Subordinate Voting Shares in connection with the Privatizations, as described above under “Material Acquisitions and Divestitures”.

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount outstanding of Cdn.$99,998,000 that mature on March 31, 2010. These Convertible Debentures are convertible in whole or in part into our Class A Subordinate Voting Shares at a rate of Cdn.$91.19 for each of our Class A Subordinate Voting Shares.  As a result, the principal amount of these Convertible Debentures is convertible into 1,096,589 of our Class A Subordinate Voting Shares.

ITEM 3.     DESCRIPTION OF THE BUSINESS

We are the most diversified global automotive supplier.  We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks.  We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2007, we had 241 manufacturing divisions and 62 product development and engineering centres in 23 countries. Our divisions are aligned on a geographic basis between North America, Europe and Rest of World.  A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe and the Co-Chief Executive Officers share responsibility for Rest of World.  We also maintain corporate and other operations, which constitute a separate reportable segment, that consist of operations that support or are ancillary to our automotive operations.

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs.  Customer production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, environmental emission and safety issues.  A number of other factors, discussed below under “RISK FACTORS” also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of the supply base and competition from manufacturers with operations in low-cost countries.

PRODUCTS AND SERVICES

Despite operating and managing our business on a geographic basis, we possess product and service capabilities which span across such geographic regions. Details regarding our product and service capabilities follow in the table below, which sets forth our external sales generated by automotive products and service categories in 2007 and 2006:

Product/Service	2007	2006
	(US dollars, in millions)
Metal body and chassis systems	$5,274	$4,279
Interior and seating systems	4,441	3,895
Complete vehicle assembly	4,008	4,378
Powertrain systems	3,809	3,446
Exterior systems	3,671	3,543
Vision and electronic systems	1,811	1,458
Closure systems	1,318	1,155
Tooling, engineering and other	1,735	2,026
Total	$26,067	$24,180

Complete Vehicle Engineering and Assembly

We provide full vehicle engineering and assembly services for the automotive industry and are the world’s largest independent assembler of complete vehicles. Our complete vehicle assembly facility, located in Graz, Austria, received the J.D. Power Gold Plant Award 2006 for vehicles assembled in Europe.

Capabilities

Passenger and Commercial Vehicle Development

• Product Development

• Styling

• Vehicle Concepts

• Complete Vehicle

• Body and Trim

• Powertrain and All-Wheel Drive Systems Integration

• Engine Integration

• Electric and Electronics

• Prototype and Low-Volume Production

Vehicle Assembly

• Procurement

• Logistics

• Body

• Painting

• Vehicle and Module Assembly

• Quality Management

• Localization

• Peak-Shaving

• Niche Vehicles

• Low Volume Production

• Complete Knock Down (CKD)

Fuel Systems

• Steel Tank Systems

• Fuel Filler Systems

• Plastic and Steel Caps

Services

• Production Planning

• Accredited Materials Testing

• Product Lifecycle Management

• Measurement Technology

• Homologation

• Risk Management

Space Technology

• Fuel Lines

• Thermal Louvres

• Propulsion Systems

• Aerospace Cryogenic Composite Lines

Customer Base

BMW, Chrysler, Fiat, Ford, General Motors, Mercedes, Porsche, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Liquid Hydrogen Tank

We are currently developing the second generation of a liquid-hydrogen tank system for future volume production.

MILA Concept Vehicle

We have developed the MILA (Magna Innovative Lightweight Auto) Concept – a fully functional vehicle concept vehicle powered by compressed natural gas. MILA features a number of technical innovations further evidencing our overall capacity to design and prototype complete vehicles and supply all key components.

Modular Vehicle Concepts

One of the challenges in the automotive industry today is responding to shorter product life cycles for vehicles and fluctuating volumes over the cycle. We are trying to meet this challenge by modularizing our vehicle concepts and using new technologies and methods to produce a large number of vehicle variants.

Hybrid Electric Vehicles

Consumer interest in reducing dependency on fossil fuels is increasing. By incorporating the benefits of electric power and integrating innovative control systems that lower fuel consumption and improve driving dynamics, we aim to become a leader in hybrid electric vehicle development.

Metal Body & Chassis Systems

We provide metal body and chassis systems, as well as related engineering services, for the global automotive industry.

Capabilities

Body Systems

• Complete Body-In-White

• Floor Pans

• Underbody Assemblies

• Door, Hood and Deck Assemblies

• Roof Panels

• Fender and Quarter Panels

• Tailgate and Liftgate Assemblies

• A, B, C and D Pillars

• Bumper Beams

• Door Intrusion Systems

• Oil Strainers

• Heat Shields

Chassis Systems

• Crossmember Assemblies

• Radiator Supports

• Shock Towers

• Engine Cradles

• Front and Rear Sub-Frame Assemblies

• Front and Rear Suspension Modules

• Control Arms

• Frame Rails

• Full Frame Assemblies

Technology, Engineering and Tooling Systems

• Program Management

• Program Engineering

• CAE Design Verification

• Prototype Build

• Testing and Validation

• Tooling and Automated Systems

• Research and Development

Customer Base

BMW, Chrysler, Ford (including Mazda), General Motors, Honda, Mercedes, Mitsubishi, Porsche AG, PSA Peugeot Citroën, Renault-Nissan, Subaru, Suzuki, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Forming of Advanced High Strength Steels

We continue to be a market leader with innovative applications for advanced high strength materials, focusing on forming materials that can help optimize vehicle performance without sacrificing quality, cost or weight.

Hot Stamping

We are an industry leader in bringing this forming process to body structure applications in areas where vehicle crash performance has become more critical due to ever-increasing government standards.

We employ a number of different metalforming technologies such as hydroforming, stamping, roll forming, draw bending, hot stamping, advanced welding technologies, as well as finishing technologies such as e-coating, heat treating and high temperature wax coating.

Interior Systems

We design, engineer and manufacture interior systems for the global automotive industry.

Capabilities

Sidewall and Trim Systems

• Interior Garnish Trim

• Door and Side Panels

• Package Trays

• Liftgate Trim

Cockpit Systems

• Cockpit Modules

• Instrument Panels

• Multiple Surface Materials

• Floor Consoles

• Glove Boxes

Cargo Management Systems

• Sliding and Stationary Load Floors

• Accessible Floor Bins

• Multi-Level Shelf Systems

• Integrated Cargo Organizers

Overhead Systems

• Complete Overhead Systems

• Headliner Substrates

• Sunvisors

• Consoles

• Grab Handles

• Lighting

Carpet and Loadspace Systems

• Wheelhouse Linings

• Floor and Trunk Trim

• Carpet

• Acoustic Countermeasures

Customer Base

BMW, Chrysler, Fiat, Ford (including Mazda), General Motors, Honda, Mercedes, Renault-Nissan, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Multi-Shot Technology

This technology was developed in response to customers’ need for a low cost product and model differentiation. Multi-Shot technology utilizes a multiple shot injection molding process that combines a rigid polypropylene foundation with one or more successive molded layers of additional polypropylene-based elastomer materials. Improved tactile feel, dimensional stability, and perceived quality are some of the advantages.

Integrated Center Stack

Insufficient driver-accessible storage is a major consumer complaint across all vehicle segments. The Integrated Center Stack addresses this issue by providing increased storage in the instrument panel, security for valuables, and improved craftsmanship. Integration of center stack electronics into a single trim module and remote placement of conventional electronic hardware components make it possible.

SL-2 Headliner Substrate

The SL-2  headliner is designed for integration of energy absorbing countermeasures, thus reducing the need for add-on components, while improving spaciousness and potentially safety.

Print Mold Design (PMD)

An industry first, PMD is the injection molding of shaped and double-sided screen printing foils. Using foils of up to 1mm in thickness allows for an array of design  possibilities, such as strong 3D effects, that are not achievable through any other technology. The material is scratchproof, abrasion resistant, color and form stable, as well as crash and split safe. PMD is highly flexible in volume production and offers distinguishing characteristics for vehicle interiors.

Some of the technologies and processes involved with the foregoing include low pressure and injection moulding, compression moulding, vacuum forming, slush moulding and spray urethane.

We participate in a number of interiors-related joint ventures and equity interests, including the following material ones:

•                  a 45% equity interest in Dakkota L.L.C., a joint venture with Rush Group L.L.C., a minority supplier certified by the Michigan Minority Business Development Council, which provides sequencing, logistics management and assembly services with respect to several programs for which we supply interior systems products;

•                  a 50% equity interest in the Magna Kansei Ltd. joint venture in the United Kingdom with Calsonic International Europe, which supplies instrument  panels (including sequenced modular cockpits), door panels, consoles and other large mouldings for vehicle interiors for BMW, Honda, Toyota, Nissan, Jaguar and Land Rover in Europe; and

•                  a 50% interest in Dae Yee Intier Co. Ltd., a Korean joint venture with Dae Yee Industrial Co., Ltd., Hansan Co. Ltd., and two Korean individual shareholders, which supplies instrument panels and related products in Korea to General Motors Daewoo Automotive Technology.

Seating Systems

We are a leading supplier of complete seating solutions and seat mechanism systems for the global automotive industry.

Capabilities

Complete Seating Solutions

• In-Vehicle Stowable Seating

• Stow-in-Floor

• Stow-to-Floor

• Power Stowing

• Other Specialty Options

• Swiveling Seats

• Comfort-Enhancing Solutions

• Safety Solutions

• Integrated Child Safety Seats

• Integrated Occupant Safety Restraints

• Integrated Occupant Sensing Systems

• Integrated Side Impact Airbags

• Ingress and Egress Solutions

• Modular Seat Assemblies

• Trim Covers

Seat Mechanisms

• Specialty Mechanisms for In-Vehicle Seat Stowage

• Stow-in-Floor

• Stow-to-Floor

• Other Specialty Options

• Manual Adjusters

• Power Adjusters

• Seat Height Adjusters

• EZ Entry™ Mechanisms

• Fold & Tumble™ Mechanisms

• Manual Recliners

• Power Recliners

• Fold Flat Mechanisms

• Specialty Latches

• Multi-Tasking Mechanism Assemblies

• Spring Suspension Systems

• Risers

Customer Base

Chrysler, Ford, General Motors, Honda, Hyundai, Mitsubishi, Renault-Nissan, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Swiveling Seats

These second row minivan quad chairs rotate 180 degrees to face rearward for conversational seating. The fact that the Chrysler minivans can be driven while both second row seats are rearward facing is a North American industry-first. These seats also allow for easier entry and exit or placement of a child in a car seat.

Stow-in-Floor Seating

As seen on the Chrysler minivans, we were the first to offer second and third row seats that stow in the floor.

Reversible Seat

The seat back reverses to provide forward and rear facing seating. This technology enables reconfiguration and provides enhanced interior flexibility and customization for mobile office use, entertainment, travel and stadium seating. It can also accommodate rear facing child carriers.

2-3-1 Seating

The 2-3-1 seating solution incorporates active bolsters that spontaneously transform a three-passenger bench into a two-passenger seat with the comfort and amenities of a first row. The side bolsters deployment depends on the center portion of the 40-20-40 seat bench. When the center section is folded down it creates an armrest for outboard occupants and activates the bolsters into the fully deployed position for increased lateral support and comfort.

Some of the technologies and processes used in the manufacture of seating and seat components include traditional “cut & sew” technology as well as our patented Mold-In-PlaceTM technology.

We participate in a number of seating-related joint ventures and equity interests, including the following material joint ventures:

•                  a 50% equity interest in the Bloomington-Normal Seating Company, a joint venture with Namba Press Works Co. Ltd., which manufactures complete seating systems in Illinois for Mitsubishi;

•                  a 50% equity interest in the Shanghai Intier Jiao Yun Co. Ltd. joint venture with Shanghai Jiao Yun Co. Ltd., which manufactures seat frames, metal stampings and complete aftermarket seats in China.

Exterior Systems

We design, engineer and manufacture various exterior components and systems for the global automotive industry.

Capabilities

Front and Rear End Fascia Systems

• Front and Rear Fascias

• Energy Management Systems

• Front and Rear End Modules

Greenhouse and Sealing Systems

• Backlite Moldings

• Belt and Windshield Moldings

• Decklid and Pillar Appliques

• Door Surround Moldings

• Roof Drip Moldings

• Cowl Screens

• Window Surround Modules

• Door Seals

• Inner and Outer Belt Seals

• Glass Run Channels

• Side Door, Pop-Out Window and Liftgate Seals

• Complete Convertible Sealing Systems

• Backlites and Quarter Windows

Exterior Trim

• Body Side Moldings and Claddings

• Wheel Opening Moldings

• Rocker Panels

• Stone Guards and Mud Flaps

• Spoilers and Grilles

Vehicle Enhancement Packages

• Ground Effects

• Roof Racks

• Running Boards

Plastic Body Panels

• Vertical Body Panels

• Front and Truckside Fenders

• Door Panels

• Quarter Panels

Customer Base

Aston Martin, BMW, Chrysler, Ford (including Mazda), General Motors, Honda, Hyundai, Isuzu, MAN Trucks, Mercedes, Mitsubishi, Porsche, Renault-Nissan, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Front and Rear End Modules (FEM/REM)

Carrier panel innovations have enabled us to integrate bumpers, cooling, and lighting systems into our FEMs. These innovations have resulted in the award of several programs.

Composite Body Panel

The Reinforced Reaction Injection Molding (RRIM) urethane technology provides the ability to create lightweight, durable, exterior body panels, in complex shapes, with low customer investment.

Composite Liftgate

Light-weight vehicles have “opened the door” to our composite light-weight liftgate modules. Innovations in this area provide customers investment savings and assembly efficiencies.

Window Surround Systems

These modules are engineered and manufactured as a single component to fulfill functional and design requirements while reducing costs. Benefits include improved sealing that reduces wind, noise, window cranking efforts and buzz, squeak and rattle.

We utilize a number of different technologies in connection with these products, including: moulding technologies, such as injection moulding, structural reaction injection, reaction injection, compression and thermoset moulding; metal forming processes, such as metal stamping, roll forming, tube forming and stretch bending; extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion; and finishing processes, including painting, hardcoating, chrome plating, vacuum metallization and anodizing. In addition to our primary manufacturing capabilities in this product area, we also perform some second stage vehicle assembly work for specialty vehicle production programs.

Roof Systems

We design, engineer and manufacture vehicle roof systems for the global automotive industry.

Capabilities

Retractable Hard Tops

Our retractable hard tops are fully automatic with electrohydraulic actuation modules offering multiple system-level options to meet consumer demands.

Soft Tops

Soft tops contain aluminum die cast and magnesium die cast components. Roof module systems may also include structural, safety, and appearance items.

Panoramic Roofs

Sliding roof systems are designed with optimal kinematics for storage of the moveable glass top. We supply assembly-ready modules with all basic controls in a single complete system, including wind deflector.

Removable Hard Tops

Offering transparent and painted variations. Riveted stamped technique help ensure extended durability.

Other Roof Systems

Including composite roof panels and polycarbonate removable roof panels.

Vehicle Integrated Rear-End Carrier

This unique and easy to use bicycle carrier is fully integrated in the body-in-white and rear fascia and is available as an OEM option.

Customer Base

Chrysler, Fiat, General Motors, Mercedes, Porsche and PSA Peugeot Citroën, as well as their respective operating divisions and subsidiaries.

Innovations

• First Mass Produced Retractable Hard Top

• First Three-Piece Retractable Hard Top Offered

• Introduction of the First Soft Top with Fin and Bullet Exterior Appearance

• Designed the World’s Only Sports Utility Vehicle with a Powered Soft Top

• Complete Roof Modules which include: Roll Bars, Restraints, Top Stowage Well, Class A Panels and Vehicle Structural Members

Processes employed in our roof systems operations include textile cut and sew, as well as assembly.

Powertrain Systems

We design, engineer and manufacture powertain systems and components for the global automotive industry.

Capabilities

Engine

• Integrated Engine Front Cover Modules

• Front End Accessory Drives

• Water and Oil Pumps

• Vacuum Pumps

• Mass Balancer Modules

• Water Management Components

Transmission

• Full Transmissions and Modules

• Clutch Module

• Flexplates

• Oil Pumps

AWD and 4x4 Systems

• Transfer Cases

• Torque Vectoring Devices

• Coupling Systems

• Hybrid AWD and 4WD Modules

• Rear Drive Modules (RDM)

• Electronic Limited Slip Devices (eLSD)

Drive and Axle Systems

• Beam Axles

• Front and Rear Axle Drives

• Power Take Off Units (Hypoid Gear Sets)

• Electric Rear Drive Modules (eRDM)

Mechatronics

• Actuators Including System Control

• Powertrain Actuators

• Steering Actuators

• Brake Actuators

Engineering Services and System Integration

• System Integration

• Engine and Drivetrain Engineering

• Commercial Vehicle Engineering

• Testing and Simulation Services

• Load Data Acquisition

• NVH Analyses

• Engineering Software Tools Development

• Software Development for Mechatronic Systems

Customer Base

BMW, Chrysler, Ford, General Motors, Honda, Hyundai, Mercedes, Porsche, Renault-Nissan, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Electric Rear Axle Steering

The Active Rear Steering application enables vehicle developers to reinforce driving safety while improving vehicle dynamics and reducing turning radius.

One Piece Flexplates

The one piece flexplate adopts a patented forming process that allows for manufacturing of a gear out of sheet metal.

Electronic Limited Slip Differential (eLSD)

Traditional passive limited slip differentials restrict the amount of torque transfer from wheel to wheel by their reactive mechanical actuation. The eLSD allows for active/continuous torque transfer management for significantly improved vehicle dynamics.

Torque Vectoring Devices

The torque vectoring gear sets and clutch apply system provides precise torque and speed transfer from wheel to wheel across the axle to improve vehicle handling during aggressive cornering maneuvers.

High Efficiency Vacuum Pump

Standard reciprocating piston and multiple vane vacuum pumps are used to provide a vacuum source for brake system requirements in diesel engines. Our High Efficiency Vacuum Pump consumes less power and is a lower cost, lighter weight solution compared to other vacuum pumps.

We employ a variety of different manufacturing capabilities and processing technologies in our powertrain operations, including metal die-forming, flow-forming, stamping and spinning, synchronous roll-forming, die-spline rolling, precision-heavy stamping, fineblanking, aluminum die casting and precision machining, magnesium machining, plastic injection moulding and plastic welding, soft and hard processing of gear wheels and shafts, rotary swaging, hardening, laser welding, automated assembly and end of line testing.

We conduct some of our powertrain operations through joint ventures, including the following material ones:

•                  our 76.8% partnership interest in the Litens Automotive Partnership, a joint venture with members of its senior management, which is a leading supplier of highly-engineered drive system products, including accessory and timing belt drive tensioner products and systems, overrunning alternator decoupler assemblies, idler and crankshaft pulley assemblies and tubular drive shaft assemblies, with divisions in North America (Canada), Europe (Germany) and Rest of World (China and Brazil); and

•                  our 50% equity interest in STT Technologies Inc., a joint venture with SHW Automotive GmbH, which supplies oil pumps for North American engine and transmission applications, from a division in North America (Canada).

Vision Systems

We design, engineer and manufacture vision glass systems for the global automotive industry.

Capabilities

Interior Mirrors (Prismatic and Electrochromic)

• Compass, Temperature and Lighting

• Microphones and OnStar

• Telematics

• Display-on-Demand

• Electronic Toll Collection

Exterior Mirrors

• TurnSignalTM Mirror

• PowerExtendTM and PowerFoldTM Technology

• Frameless Electrochromic Mirror

• Ground Illuminator™ Mirror

Actuators

• HVAC

• PowerFold™

• PowerExtend™

• Glass Movement

• Active Bend Lighting

Camera Vision Systems

• ReversAidTM and VideoMirror™

• Side Blind Zone Assist

• Lane Change Assist

Sun Visors

• Surface Technologies

• Garage Door Openers

• Ticket Holders

Customer Base

BMW, Chrysler, Ford, General Motors, Honda, Mercedes, PSA Peugeot Citroën, Renault-Nissan, Subaru, Suzuki, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

VideoMirror™

A full-color display screen provides information to the driver. Options range from backup displays, such as ReversAid™, to turn-by-turn navigation.

Added-Feature Modular Mirrors

Added-feature modular mirrors can incorporate a broad array of added electronic features. We offer both prismatic and electrochromic interior added-feature mirrors tailored to any customer specification.

FrameLess™ Exterior Electrochromic Mirrors

The FrameLess™ electrochromic mirror gives the driver a wide field of view. Instead of a plastic bezel or coloured perimeter band, the complete area surrounding the edge is reflective, giving a more stylish and modern appearance.

Processes used in the manufacture of our vision products include injection moulding, painting and assembly.

Electronic Systems

We design, engineer and manufacture electronic systems for the global automotive industry.

Capabilities

Driver Assistance & Safety Systems

• Intelligent Headlamp Control

• Lane Departure Warning

• Rear Vision Cameras

• ParkAssist™

• Active Pedestrian Protection Systems

• Occupant Safety Systems

Electromechanical & Power Systems

• Deployable Running Board Controls

• Transfer Case Control Modules

• Hybrid Vehicle Power Controls

• HVAC Motor Controls

• Power Liftgate Controls

• Smart Actuators

• Relays

Body Electronics

• Mirror Electronics

• Zone Control Modules

• Instrumentation and Sensors

• Overhead Console Electronics

• Electronic Gear Shift Indicators

• Humidity Sensors

• Windshield Electronics Modules

Lighting Systems

• Halogen and Xenon Headlamps

• Projector and Reflector Optics

• LED Forward and Signal Lighting

• Adaptive Lighting Systems

• Fog Lamps

• Rear Combination Lamps

• High Mount Stop Lamps

Engine Electronics & Liquid Sensors

• Liquid Level Sensors

• Glow Plug Control Units

Customer Base

BMW, Chrysler, Fiat, Ford, General Motors, Honda, Mercedes, PSA Peugeot Citroën, Renault-Nissan, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Rear Vision Cameras/Vision Platform

This rear facing camera system assists in parking and reverse direction visibility by reducing the blind zone behind vehicles. It can be used in combination with our VideoMirror™, center control display or navigation system.

Intelligent Headlamp Control (IHC) with Lane Departure Warning (LDW)

This forward-facing vision enhancing system automatically controls high/low beam switching and detects traffic lanes and road edges to provide a warning upon unintentional departure or drifting. Our IHC/LDW systems operate together using a single camera and hardware platform.

Variable Blower Controller

The variable blower controller provides reliable HVAC motor speed control and variability through the use of patented technology. Patented software algorithms add enhanced system protection while providing higher functionality at a lower cost.

Consumer Electronic Tray

The embedded consumer Electronic Tray enhances communication between human and vehicle in such applications as internet communication, bluetooth, USB access, off-board navigation and integration of consumer devices.

Smart Actuators

The integration of the Electronic Control Unit and brushless DC-motors merge to create subsystems used in brake systems, transfer case control modules, water/oil pump, electronic steering and convertible hood systems.

Closure Systems

We engineer and manufacture closure systems for the global automotive industry.

Capabilities

Door Modules

• Composite Door Modules

• Sealed Modules

• Hardware Trim Modules

• Integrated Trim Modules

• Liftgate and Tailgate Modules

• Mid-Door Modules

Window Systems

• Dual Rail Cable and Drum Systems

• Single Rail Cable and Drum Systems

• Arm and Sector Systems

• Quarter Systems

• Rear Window Systems

• Obstacle Detection

Power Closure Systems

• Power Sliding Doors

• Power Liftgates

• Integrated Electronic Software

• Obstacle Detection

Latching Systems

• Side Door Latches

• Sliding Door Latches

• Liftgate Latches

• Hood Latches

• Tailgate, Decklid Latches

• Actuator Assemblies

Handle Assemblies

• Exterior and Interior Handles

• Passive Keyless Entry

• Dual Finish Handles

Driver Controls

• Adjustable Pedals

• Fixed Pedals

• Park Brakes

Customer Base

BMW, Chrysler, Ford, Fiat, General Motors, Honda, Mercedes, Mitsubishi, Renault-Nissan, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Composite Door Module

The composite module is a sealed module with several integrated parts including the window regulator, handle, wire harness and door latches.

Power Liftgate and Power Sliding Doors

We were the first to market with a Power Liftgate System, which was developed in conjunction with Chrysler. Today’s models feature obstacle detection systems with improved vehicle integration.

Latching Systems

We manufacture an integrated cinching side door latch that is quiet and functional while having features that can be added or removed, such as power or manual child locks.

The primary processes used in our closures operations are light stamping and assembly.

Tooling, Engineering and Other

We design, engineer and manufacture tooling for our own use, as well as for sale to our customers. Additionally, we provide engineering support services, independent of particular production programs on which we may have production sales.

RESEARCH AND DEVELOPMENT

We have historically emphasized technology development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) for each financial year to research and development during that financial year or the next succeeding financial year.  See “ITEM 8. CORPORATE CONSTITUTION – Research and Development” below.

Our past development activities have resulted in a number of new and improved manufacturing processes and proprietary products, including the innovations discussed above. We expect that our involvement in the development of manufacturing technology and product technology in cooperation with automobile manufacturers will increase as automobile manufacturers further involve automotive suppliers in the vehicle development process.

MANUFACTURING AND ENGINEERING

Facilities

As at December 31, 2007, we had the following manufacturing and product development and engineering facilities:

Geographic Region	Manufacturing	Product Development and Engineering
North America	130	26
Europe	87	28
Rest of World	24	8
Total	241	62

Our manufacturing facilities occupied approximately 44.0 million square feet, of which approximately 54% was leased from MI Developments, 19% was owned by us and the remaining 27% was leased from third parties.  As at December 31, 2007, our manufacturing facilities ranged in size from approximately 8,700 to three million square feet of floor space.  Most of our manufacturing facilities maintain an in-house tooling capability with a staff of experienced tool and die makers.  As production becomes more automated, the size and potential production capacity of our typical facility increases.  We are operating many of our manufacturing facilities on a multi-shift basis.

Our product development and engineering facilities occupied approximately 3.3 million square feet, of which approximately 52% was leased from MI Developments, 12% was owned by us and the remaining 36% was leased from third parties.

Leases typically have terms of five years or more with options to renew.

Key Commodities

We purchase our key commodities to the extent possible from domestic suppliers in the jurisdictions in which we do business.  Factors such as price, quality, transportation costs, warehousing costs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers.  In the past, we have purchased key commodities offshore when shortages of materials, such as certain high quality grades of steel, have occurred. Prices for certain key commodities used in our parts production, particularly steel, resins and paints/chemicals, remain at elevated levels compared to earlier this decade. Approximately half of our steel is acquired through resale programs operated by automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts.  To date, we have not experienced any significant difficulty in obtaining supplies of parts, components or key commodities for our manufacturing operations. We do not carry inventories of either key commodities or finished products in excess of those reasonably required to meet production and shipping schedules.

HUMAN RESOURCES

As at December 31, 2007, we employed approximately 83,900 people as follows:

Country/Region	Number of Employees
North America	50,200
Europe	28,900
Rest of World	4,800
Total	83,900

Human Resource Principles

Employee Equity Participation and Profit Sharing Program

Since 1975, we have maintained an employee equity and profit participation program to foster participation in profits and share ownership by our eligible employees.  Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in our Corporate Constitution) for a fiscal period be allocated to (i) the employee equity participation and profit sharing plan, (ii) contributions to a company pension plan, or  (iii) a cash distribution to eligible employees.  See “ITEM 8. CORPORATE CONSTITUTION – Employee Equity Participation and Profit Sharing Programs” below.

Management Incentive Compensation

We believe that profit participation motivates members of management.  Accordingly, our management compensation structure consists of a base salary, which is generally below base salaries for comparable positions within an appropriate comparator group of North American companies which have global businesses, that are not generally increased on an annual basis, as well as an incentive bonus based on profits.  Our Corporate Constitution provides that aggregate profit participation (incentive bonuses) paid and payable to Corporate Management (as defined in the Corporate Constitution) in respect of any financial year must not exceed 6% of our Pre-tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that financial year.  See “ITEM 8. CORPORATE CONSTITUTION – Incentive Bonuses; Management Base Salaries” below.

Employee’s Charter

We are committed to an operating philosophy based on fairness and concern for people.  This philosophy is part of our “Fair Enterprise” culture in which employees and management share in the responsibility to help ensure our success.  Our Employee’s Charter embodies this philosophy through the following principles:

•                 Job Security – Being competitive by making a better product for a better price is the best way to enhance job security.  We are committed to working together with our employees to help protect their job security.  To assist in this regard, we provide job counseling, training and employee assistance programs to our employees.

•                 A Safe and Healthful Workplace – We strive to provide our employees with a working environment which is safe and healthful.

•                 Fair Treatment – We offer equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

•                 Competitive Wages and Benefits – We provide our employees with information which enables an employee to compare his/her total compensation, including total wages and total benefits, with those earned by employees of our competitors, as well as with other plants in the communities in which our plants are located.  If total compensation is not competitive, wages are adjusted.

•                 Employee Equity and Profit Participation – We believe that every one of our employees should share in our financial success.

•                 Communication and Information – Through regular monthly meetings between management and employees and through publications, we provide our employees with information so that they know what is going on in the company and in the industry.

•                 Employee Hotline – Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to call the Hotline or use self-addressed Hotline envelopes to register their complaints.  Employees do not have to give their names, but if they do, it is held in strict confidence.  Hotline investigators (who are independent from divisional management) answer an employee’s call.  The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to our global human resources department.

•                 Employee Relations Advisory Board – The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues.  This Board monitors, advises and ensures that we operate within the spirit of our Employee’s Charter and the principles of our Corporate Constitution.

Human Resource Policies

In furtherance of our commitment to fairness, as demonstrated in our Employee’s Charter, we have established Fairness Committees in most of our North American and in many European manufacturing facilities which enable employees at such facilities to have many of their concerns resolved by a committee comprised of both management and employees.  Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Corporate Constitution and operating principles.  Employee Advocates can only be removed if more than 65% of the shop floor employees at the applicable division vote to remove him or her through a periodic secret ballot vote.

We have established many employee communication programs, such as monthly divisional employee meetings, continuous improvement team meetings, an employee hotline and employee opinion surveys to help ensure employee involvement and feedback.  In addition, we maintain a 100 acre recreational park within 20 miles of most of our Toronto-area facilities for use by our employees and their families.

In addition to the employee equity participation and profit sharing programs discussed above under “Human Resource Principles”, we maintain a group registered retirement savings plan in Canada and a 401(k) plan in the United States whereby we partially match employees’ contributions made through payroll deductions.  These plans complement the employee equity participation and profit sharing programs and are designed to assist employees in providing replacement income for retirement.  The pension plans that commenced in January 2001 for Canadian and U.S. employees were closed to new participants as of January 1, 2005.

Labour Relations

We believe that we maintain positive relations with our employees and, where applicable, with the unions representing the employees at certain of our automotive divisions.

Employees of our Mississauga Seating division in Mississauga, Ontario, as well as employees of our Integram Windsor, Windsor Modules and Innovatech divisions are covered by collective agreements with the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW).   Employees of our Integram St. Louis, Excelsior Springs, Lordstown, Shreveport, Techcraft, and New Process Gear divisions are represented in the United States by the International Union, United Automobile Aerospace and Agricultural Workers of America (UAW).  The forms of collective agreements negotiated with the CAW and the UAW recognize our unique operating philosophy, including our Employee’s Charter and fundamental Fair Enterprise principles.  Most of these agreements recognize the need for wages and benefits to be competitive with companies we compete with for business, rather than those paid by our customers’ vehicle assembly operations.  One of the key features of these agreements is the commitment that there will be no strikes or lock-outs during the life of such agreements.

Employees at a number of our divisions in Mexico and the United Kingdom are currently covered by collective bargaining agreements with various unions in these jurisdictions.  Certain of our other European employees are covered by national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees’ associations or trade unions.

From time to time, various unions seek to represent groups of our employees and, as a result, we may become party to additional collective agreements in the future.

Framework of Fairness Agreement

On October 15, 2007, we announced that we had entered into the Framework of Fairness Agreement (“FFA”) with the CAW.  The FFA is a set of principles which balance the needs of employees and the needs of business to be competitive. The FFA will be introduced to our employees over a period of several years and they will have the opportunity to vote on whether to approve a new contract under its terms and conditions and join the CAW. If a majority of workers in a facility vote in favour, then that plant will be covered by a new Magna-CAW national collective agreement.

The key terms and conditions of the FFA include:

•                  preservation of our Fair Enterprise culture and operating principles, including the sharing of our financial success through equity ownership, as set out in our Corporate Constitution and Employee’s Charter;

•                  comprehensive no strike, no lock-out provisions with unresolved collective bargaining issues being settled through final offer selection arbitration;

•                  progressive concern resolution and plant representation mechanisms that preserve our Open Door Process, Fairness Committees, Employee Advocates and the Employee Hotline;

•                  competitive wage and benefit principles consistent with our Employee’s Charter;

•                  a concept tying annual wage adjustments to a manufacturing inflationary index, plant specific performance measures and competitive considerations;

•                  secret ballot voting on workplace issues; and

•                  depoliticization of the workplace and labour-management relations.

COMPETITION

We face numerous sources of competition in the markets in which we operate, including from automobile manufacturers, other outside automotive suppliers and numerous other suppliers in which one or more automobile manufacturers may have direct or indirect investments.  We believe that there are a number of automotive suppliers that can produce some of the components, assemblies, modules and systems that we currently produce. Some of our competitors may have greater technical or marketing resources than we do and some of them may be dominant in markets in which we operate, however, we are the only automotive supplier with product capabilities spanning every major area of a vehicle. We believe that this breadth of capabilities, combined with our strong balance sheet, corporate culture, customer relationships and other factors provide us with an important competitive advantage.

The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, including price, quality, service, historical performance, timeliness of delivery, proprietary technologies, scope of in-house capabilities, existing agreements, responsiveness to the customer, the supplier’s overall relationship with the automobile manufacturer, the degree of available and unutilized capacity or resources in the manufacturing facilities of the automobile manufacturer, collective bargaining agreement provisions, labour relations issues, financial strength and other factors. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been reduced in many cases and we expect further reductions as automobile manufacturers follow through on their stated intentions of dealing with fewer suppliers and rewarding those suppliers with earlier and deeper involvement.

SALES AND MARKETING

Sales Offices

We sell our products directly to automobile manufacturers located in North America through sales offices located in Canada and the United States.  Additionally, we sell directly to automobile manufacturers located in Europe through sales offices located primarily in Austria, Germany, the United Kingdom, France, Italy, Russia and Spain.  Our sales to automobile manufacturers in Rest of World are made with the assistance of representative offices in Japan, China, South Korea, Brazil, India and Thailand.  The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers, although this is changing as automobile manufacturers are increasingly seeking to source global platforms.

Purchase Orders

Our sales are generated through customer requests to quote on particular products, including parts, components and assemblies, and the tools and dies to produce parts.  Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years.  However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products.  Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes typically over a one to four month period in advance of anticipated delivery dates.  The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program.  However, automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions.  We have also obtained new business from our customers and may obtain business on a “takeover” basis from our competitors.

ENVIRONMENTAL MATTERS

Health, Safety and Environmental Policy

We are subject to a wide range of environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances.  We aim to be an industry leader in environmental compliance with the intention to prevent pollution by reducing the impact of our operations on the environment and through technological innovation and process efficiencies. In furtherance of this aim, our Health, Safety and Environmental Policy commits us to:

•                 complying with, and exceeding where possible, all applicable health, safety and environmental laws, regulations and standards in all of our operations and conforming to our internal standards based on generally accepted environmental practices and established industry codes of practice;

•                 regularly evaluating and monitoring past and present business activities impacting upon health, safety and environmental matters;

•                improving upon the efficient use of natural resources, including energy, to minimizing waste streams and emissions, and to implementing effective recycling in manufacturing operations through the use of locally set continuous improvement targets;

•                utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;

•                ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with the goal of continual improvement in health, safety and environmental matters; and

•                 ensuring that adequate reports on health, safety and environmental matters are presented to our Board of Directors on an annual basis, at a minimum.

A Health and Safety and Environmental Committee of our Board of Directors assists in overseeing our handling of health, safety and environmental issues and annually reviews our Health, Safety and Environmental Policy.  This Committee operates pursuant to a written charter, the text of which is located in the Corporate Governance section of our website (www.magna.com).

Environmental Compliance

Certifications

As part of our commitment to environmental compliance, we are also compliant with ISO 14001 standards where appropriate.  As of December 31, 2007, 187 of our manufacturing facilities were ISO 14001 certified, with three of our European facilities registered to the European Commission’s Eco-Management and Audit Scheme (EMAS).

Industrial Emissions

We operate a number of manufacturing facilities that use environmentally sensitive processes and hazardous materials. Our manufacturing facilities are subject to a program of regular third party and internal  environmental  compliance audits or inspections. We believe that all of these operations meet, in all material respects, applicable governmental standards for waste handling and emissions.  Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have been addressed by open dialogue with relevant stakeholders and, where appropriate, manufacturing process adjustments.  In addition, facilities have in the past and may in the future receive a notice of violation or similar communication from local regulators during routine reviews. We have in the past and will continue in the future to address any such notices promptly. Further, in spite of generating and disposing of hazardous wastes in full compliance with the regulations, a facility can be named  as a Potentially Responsible Party (“PRP”) if a U.S.-based waste handling or disposal facility used by the facility goes bankrupt, or is otherwise unable to clean up any contamination associated with its operation. Costs associated with being a PRP could be material depending upon the site conditions and the number of participating PRPs.  In order to mitigate this risk, we require each of our facilities to ensure that any waste haulers or disposal facilities used by the facility carry pollution liability insurance in addition to being appropriately licensed.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination.  From time to time, our operations and properties become the subject of inquiries or investigations of environmental regulators.  We are in various stages of investigation or clean-up at our manufacturing facilities where contamination has been alleged. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation and monitoring the status of our remediation. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination.  To date, the aggregate costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on us, however, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive. In 2007, we spent approximately $3.1 million on environmental clean-up and remediation costs and currently estimate similar expenditures for 2008.

We are subject to environmental laws and regulations both as tenant and owner of our properties.  The majority of our automotive real estate is leased from MI Developments.  Our leases with MI Developments generally provide that we, as tenant, must maintain the leased properties in accordance with all applicable laws, including environmental laws.  We are also responsible for removing all hazardous and toxic substances when and as required by applicable laws and, in any event, prior to the termination of our occupation of the leased properties.  This applies whether or not the contamination occurred prior to our use of the leased properties, unless it was not caused or exacerbated by our use.  Our leases generally also contain indemnities in favour of MI Developments with respect to environmental matters, and those indemnities expire after a specified period of time following the termination of the leases.

Greenhouse Gas Emissions

We anticipate increased regulatory activity related to greenhouse gas emissions from operations, particularly in North America, including increased mandatory reporting, as well as potential future reduction targets. The time frame and expected target reductions have not been defined and are likely to be phased in over several years varying with jurisdiction and/or sector. Although our operations in various jurisdictions will have to meet any applicable regulatory targets for greenhouse gas reduction, our operations as a whole are not major emitters.  Accordingly, we do not currently anticipate that current or future regulatory targets for such reduction or future greenhouse gas emission caps would have a material adverse effect on our operations.

INTELLECTUAL PROPERTY

We own and use numerous patents and patent applications in connection with our operations.  We are also licensed to use patents or technology owned by others.  From time to time, claims of patent infringement are made by or against us.  None of the claims against us has had, and we believe that none of the current claims will have, a material adverse effect upon us.  While in the aggregate our patents and licenses are considered important in the operation of our business, we do not consider them of such importance that their expiry would materially affect our business.

RISK FACTORS

The industry in which we compete and the business we conduct are subject to a number of risks and uncertainties.  These risks and uncertainties, together with certain assumptions, also underlie the forward-looking statements made in this Annual Information Form.  In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this Annual Information Form.

Risks Relating to Our Industry and Operations

Declining production volumes caused by industry cyclicality and other factors, as well as changes in consumer demand for vehicles could have a material adverse effect on our profitability.

The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive production is affected by consumer demand and may be affected by the foregoing macro factors as well as structural factors such as labour relations issues, regulatory requirements, trade agreements and similar matters. As a result of these and other factors, some of our customers are currently experiencing and/or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

The consequences of shifting market shares among vehicles or automobile manufacturers, including a reduction in production volumes of high content vehicles such as certain light trucks, could have an adverse effect on our sales and profitability.

Although we supply parts to all of the leading automobile manufacturers, a significant majority of our sales are to five such customers, three of which are rated as below investment grade by credit rating agencies.  We are attempting to further diversify our customer base, particularly to increase our business with Asian-based automobile manufacturers. A decline in overall production volumes by any of our five largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Additionally, a reduction in production volumes of certain high content vehicles, such as full-size sport utility vehicles and other light trucks could have an adverse effect on our profitability.

While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could also have a material adverse effect on our profitability.

If any of our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur significant costs, which could have a material adverse effect on our profitability and financial condition.

The financial condition of some of our traditional customers has deteriorated in recent years due in part to high labour costs (including healthcare, pension and other post-employment benefit costs), high raw materials, commodities and energy prices, declining sales and other factors. Additionally, increased gas prices have affected and could further threaten sales of certain of their models, such as full-size sport utility vehicles and light trucks. All of these conditions could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

Our inability to offset price concessions demanded by our customers could have a material adverse effect on our profitability.

We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over a pre-defined supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded and will likely continue to demand additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions or reductions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability. To the extent we refuse to make a price concession to our customers, they may not award new and/or replacement business to us, or could terminate or re-source existing business, which could also have a material adverse effect on our profitability.

Our inability to fully recover certain pre-production expenses could adversely affect our profitability.

We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred prior to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could have an adverse effect on our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

Warranty and recall costs could have a material adverse effect on our profitability and financial condition.

Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily.  Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.  The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

Our inability to mitigate our increased exposure to elevated  steel, resin and other commodities prices, as well as energy prices, could have a material adverse effect on our profitability.

Prices for key raw materials and commodities used in our parts production, particularly steel, resin and paints/chemicals, as well as energy prices, remain at elevated levels compared to levels earlier this decade, with the possibility of further increases in the future. We have attempted to mitigate our exposure to commodities price increases, however, to the extent we are unable to fully do so through hedging strategies, by engineering products with reduced commodity content, by passing commodity price increases to our customers or otherwise, such additional commodity costs could have a material adverse effect on our profitability.

The consequences arising out of the financial distress of some suppliers could have a material adverse effect on our profitability.

We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of a major automotive supplier could disrupt the supply of components to us or our customers, potentially causing the shut-down of production. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source production of a critical component from a financially distressed automotive sub-supplier, or any shut-down of production, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical sub-suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

A reduction in outsourcing by our customers combined with a failure to secure sufficient alternative programs could have a material adverse effect on our profitability.

We are dependent on outsourcing of components, modules and assemblies, as well as complete vehicles, by automobile manufacturers. The extent of outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to automobile manufacturers, capacity utilization, and labour relations among automobile manufacturers, their employees and unions. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the automobile manufacturers’ own assembly facilities, in addition to the foregoing factors.  As a result of favourable terms in collective bargaining agreements concluded in 2007, the Detroit 3 automobile manufacturers may insource some production which had previously been outsourced. A reduction in outsourcing by automobile manufacturers, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

We may not be able to successfully compete against suppliers with operations in low cost countries, which could have an adverse effect on our profitability.

The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, Korea, Thailand, India, Russia, Brazil and other low cost countries.  As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries.  While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities.  Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant  production contract to a competitor in low-cost countries, or incurral of significant costs and risks to enter and carry on business in these countries, could have an adverse effect on our profitability.

Significant long-term fluctuations in relative currency values could have an adverse effect on our profitability and financial condition.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our profitability and financial condition and any sustained changes in relative currency values could adversely impact our competitiveness in certain geographic regions.

Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

Our effective tax rate varies in each country in which we conduct business. Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

Our profitability may be materially adversely affected by our inability to utilize tax losses or because of tax exposures we face.

We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize material tax losses could materially adversely affect our profitability.

At any given time, we may face other tax exposures arising out of changes in tax laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

Termination of a production purchase order by a customer could have an adverse effect on our profitability.

Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specified quantity of products.  These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

Our short-term profitability could be adversely affected by expenses associated with a rationalization of some of our operations.

In response to the increasingly competitive automotive industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further restructuring costs related to plant closings, relocations and employee severance costs.  Such costs could have an adverse effect on our short-term profitability.  In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

We recorded significant impairment charges in recent years and could record additional impairment charges in the future which could have a material adverse effect on our profitability.

We recorded significant impairment charges related to goodwill, future tax assets and fixed assets in recent years and may continue to do so in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate our ability to realize future tax assets and fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse impact on our profitability.

Our failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on our profitability.

We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

Our profitability may be adversely affected by program launch difficulties.

From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which is dependent on a wide range of factors, including the production readiness of manufacturing space, as well as issues relating to manufacturing processes, tooling, equipment, employees and sub-suppliers. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

Legal claims against us could have a material adverse effect on our financial position.

From time to time, we may become contingently liable for contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

We are exposed to a number of risks related to conducting business in foreign countries, some of which could have an adverse effect on our profitability.

We have or may establish foreign manufacturing, assembly, product development, engineering and research and development operations, including in Asia, Russia and Eastern Europe, Mexico, South America and Africa. International operations are subject to certain risks inherent in doing business abroad, including:

•                  political and economic instability;

•                  trade, customs and tax risks;

•                  currency exchange rates and currency controls;

•                  insufficient infrastructure;

•                  restrictions on exports, imports and foreign investment;

•                  increases in working capital requirements related to long supply chains; and

•                  difficulty in protecting intellectual property rights.

Expanding our business in emerging markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, any such occurrences could have an adverse effect on our profitability.

Unionization activities at some of our facilities could adversely affect our profitability.

The CAW and UAW unions have conducted organizing drives at certain of our divisions in the past, as a result of which we have concluded collective agreements covering employees at each of the facilities identified above under “HUMAN RESOURCES — Labour Relations”.  We have entered into the Framework of Fairness Agreement with the CAW, pursuant to which employees at our Canadian facilities will have the opportunity to vote on whether to approve a new contract under the terms of the Framework of Fairness and join the CAW. We do not have a similar agreement with the UAW. We are unable to predict whether our employees at any of our non-unionized divisions will elect union representation in the future.  Increased unionization of our divisions may increase our costs, which could have an adverse effect on our profitability.

Work stoppages and other labour relations disputes could have an adverse effect on our profitability.

If our hourly workforce becomes more unionized, we may be subject to work stoppages and other labour disputes.  To date, we have not experienced any material work stoppages at our facilities, nor have we experienced any disputes with unions that have had a material effect on our operations.  However, future disputes with labour unions may not be resolved without significant work stoppages, which could have an adverse effect on our profitability.

Significant changes in laws and governmental regulations could have an adverse effect on our profitability.

A significant change in the current regulatory environment in our principal markets could have an adverse effect on our profitability.  In particular, our profitability could be adversely affected by significant changes in the tariffs and duties imposed on our products, including significant changes to the North American Free Trade Agreement. Additionally we could be adversely affected by changes in tax or other laws which impose additional costs on automobile manufacturers or consumers, or more stringent fuel economy requirements on manufacturers, of sport-utility vehicles, light trucks and other vehicles from which we derive some of our sales.

Environmental laws and regulations could have an adverse effect on our financial condition or profitability.

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances.  We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged.  Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated sites, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations, and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved. To the extent that we incur liabilities or costs in excess of the amounts we have reserved in order to comply with environmental laws and regulations, such liabilities or costs could have an adverse effect on our financial condition or profitability.

Risks Related to Our Controlling Shareholder

We may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines.

Our business and affairs are controlled by M Unicar, which indirectly owns shares representing approximately 18% of the votes attaching to our Class A Subordinate Voting Shares, 100% of the votes attaching to our Class B Shares and approximately 72% of the votes attaching to all of our shares in aggregate. M Unicar’s shareholders consist of the Stronach Trust, Russian Machines and certain members of our management.

As a result of the Arrangement, we are governed by a board of directors on which each of the Stronach Trust and Russian Machines (indirectly through M Unicar) has the right to designate an equal number of nominees, in addition to our current co-chief executive officers, with the result that we may be considered to be jointly controlled indirectly by the Stronach Trust and Russian Machines for as long as the governance arrangements remain in place between them.

M Unicar may be able to cause us to effect corporate transactions without the consent of our other shareholders.  M Unicar is also able to cause or prevent a change in our control.  Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares.  Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

The benefits of our strategic alliance with Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all, which would have an adverse effect on our Russia strategy.

We entered into our strategic alliance with Russian Machines with the belief that we may achieve certain benefits, growth prospects and strategic objectives through such alliance, however there is no assurance that the strategic alliance will materialize into viable automotive projects for us. It is also possible that the benefits we are trying to achieve may not be fully realized or may take longer to realize than expected. Any of these outcomes would have an adverse effect on our Russia strategy.

The governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances, which could have an adverse effect on our business and the market price of our Class A Subordinate Voting Shares.

Each of the Stronach Trust and Russian Machines has certain rights to exit the strategic alliance. If either party chooses to exercise its exit rights, the growth prospects and strategic objectives expected to be realized by us from the investment by, and strategic alliance with, Russian Machines could be adversely affected, in which case there could also be an adverse effect on our business and the market price of our Class A Subordinate Voting Shares.

The Stronach Trust, Frank Stronach and Belinda Stronach have interests in MI Developments and Magna Entertainment that could conflict with our interests.

Frank Stronach and Belinda Stronach, our Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust.  The Stronach Trust indirectly holds shares which represent a 53% voting interest in M Unicar, which controls Magna.

The Stronach Trust controls MI Developments and, therefore, Magna Entertainment through the right to direct the votes attaching to 66% of MI Development’s Class B Shares. Mr. Stronach also serves as the Chairman and a director of each of MI Developments and Magna Entertainment as well as the Interim Chief Executive Officer of Magna Entertainment. Various land and buildings used in our operations are leased from MI Developments under operating lease agreements, which are effected on normal commercial terms.

Most of these leases were entered into while MI Developments was our wholly-owned subsidiary.  Any material lease, construction or other arrangements with MI Developments are reviewed and approved by our Corporate Governance and Compensation Committee in advance of any commitments by us or any of our subsidiaries.  Although we believe that the existing leases are on arm’s length commercial terms, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms.  As a result of the Stronach Trust’s interests in both Magna and MI Developments, there is a risk that any future decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) and any new leases may not be the same as if we operated on an arm’s length basis.

ITEM 4.  DIVIDENDS

Dividends Paid

Holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to a pro rated amount of any cash dividends declared by our Board of Directors on these shares.  The following table sets forth the cash dividends we have paid on each of our Class A Subordinate Voting Shares and Class B Shares for the last three years:

Period	Payment Date	Record Date	Amount per Share
Calendar 2008 (to date)	March 19, 2008	March 10, 2008	$0.36
Calendar 2007	December 14, 2007	November 30, 2007	$0.36
	September 14, 2007	August 31, 2007	$0.36
	June 15, 2007	May 31, 2007	$0.24
	March 23, 2007	March 13, 2007	$0.19
Calendar 2006	December 15, 2006	November 30, 2006	$0.38
	September 15, 2006	August 31, 2006	$0.38
	June 15, 2006	May 31, 2006	$0.38
	March 24, 2006	March 10, 2006	$0.38
Calendar 2005	December 15, 2005	November 30, 2005	$0.38
	September 15, 2005	August 31, 2005	$0.38
	June 15, 2005	May 27, 2005	$0.38
	March 23, 2005	March 11, 2005	$0.38

We started paying cash dividends on our Class A Subordinate Voting Shares and Class B Shares (or their predecessors) on a quarterly basis in 1967.  We have declared cash dividends in respect of each of the last 65 fiscal quarters, up to and including in respect of the fourth quarter of 2007. The payment of future dividends and the amount thereof will be determined by our Board of Directors in accordance with our Corporate Constitution (see “ITEM 8.  CORPORATE CONSTITUTION – Dividends; Minimum Profit Performance” below), taking into account earnings, cash flow, capital requirements, our financial condition and other relevant factors.

Dividend Reinvestment Plan (DRIP)

In fiscal 1994, we established a dividend reinvestment plan in which registered shareholders have the option to purchase additional Class A Subordinate Voting Shares by investing the cash dividends paid on their shares.

ITEM 5.  DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 776,961 Class B Shares and 99,760,000 Preference Shares, issuable in series, all with no par value.  As of March 20, 2008, a total of 114,697,114 Class A Subordinate Voting Shares and 726,829 Class B Shares were outstanding.  The percentage of aggregate voting rights attached to our outstanding Class A Subordinate Voting Shares as of March 20, 2008 was approximately 34.5%.  No Preference Shares have been issued or are outstanding.

The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents.  See “ITEM 8. – CORPORATE CONSTITUTION” below for additional terms and conditions relating to our authorized share capital.  The attributes of our Class A Subordinate Voting Shares, our Class B Shares and our Preference Shares are set out in our charter documents, which include our Corporate Constitution.

Class A Subordinate Voting Shares

The holders of our Class A Subordinate Voting Shares are entitled:

•      to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares, which are entitled to vote at such meetings on the basis of 300 votes per Class B Share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•      to receive, on a pro rated basis with the holders of our Class B Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares; and

•      to receive, after the payment of our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares, on a pro rated basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Class B Shares

The holders of our Class B Shares are entitled to:

•      300 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•      receive, on a pro rated basis with the holders of our Class A Subordinate Voting Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

•      receive, after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), on a pro rated basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

•      convert our Class B Shares into our Class A Subordinate Voting Shares, on a one-for-one basis.

Stock Dividends

Our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in Class A Subordinate Voting Shares and payable on Class B Shares in our Class A Subordinate Voting Shares or in Class B Shares.  No dividend payable in Class B Shares may be declared on our Class A Subordinate Voting Shares.

Preference Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time.  The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares, but will rank equally with our Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of our Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned.  In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned.  Any approval required to be given must be given by of two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares.  Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

6.5% Convertible Debentures

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount of Cdn.$99,998,000 that mature on March 31, 2010.  These Convertible Debentures are convertible in whole or in part into our Class A Subordinate Voting Shares at a rate of Cdn. $91.19.  As a result, the principal amount of these Convertible Debentures is convertible into 1,096,589 of our Class A Subordinate Voting Shares.

Ratings

We have been assigned the following senior debt credit ratings:

Credit Rating Agency	Rating
DBRS	A (stable)
Standard & Poor’s	A (negative)

Dominion Bond Rating Service’s rating of our senior debt is based on its long-term debt rating scale that ranges from “AAA” to “D”, which represents the  range  from highest to lowest credit quality of the long-term debt rated.   Long-term debt rated in the “A” rating category is in the third highest category of the relevant scale and is considered by Dominion Bond Rating Services to be of satisfactory credit quality.  “High” and  “low” grades are used to indicate the relative standing of a credit within a particular rating category.  The lack of one of these designations indicates a rating which is in the middle of the category.

Standard & Poor’s issuer credit rating is a current opinion of our overall financial capacity (i.e. credit worthiness) to pay our financial obligations.  This credit rating is based on a rating scale that ranges from  “AAA” to “D”, which represents the range from extremely strong capacity to meet financial obligations to a failure to pay one or more financial obligations when it came due. An issuer with a long-term issuer rating in the “A” rating category is in the third highest category of the relevant scale and is considered by Standard & Poor’s to have a strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating that is in the middle of the category.

Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings assigned to us or our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

ITEM 6.  MARKET FOR SECURITIES

Class A Subordinate Voting Shares and Class B Shares

Our Class A Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “MG.A”.  Our Class B Shares were listed and posted for trading on the Toronto Stock Exchange under the trading symbol “MG.B” until the close of trading on September 21, 2007, at which time they were delisted as a result of the completion of the Arrangement and the related Class B Share Acquisition.

Our Class A Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange under the trading symbol “MGA”.

The high and low sale prices and volume of shares traded for each of our Class A Subordinate Voting Shares and our Class B Shares (to and including the date of delisting), as reported by the Toronto Stock Exchange, for the months during the year ended December 31, 2007 were as follows:

	Class A Subordinate Voting Shares			Class B Shares
Month	High (Cdn.$)	Low (Cdn.$)	Volume	High (Cdn.$)	Low (Cdn.$)	Volume
January	95.08	89.78	4,965,578	97.00	93.03	210
February	95.00	85.60	4,974,912	92.25	87.50	2,530
March	89.27	83.50	5,816,351	88.00	85.00	2,808
April	91.25	85.32	4,744,448	91.50	89.83	440
May	98.18	86.03	8,659,715	112.00	96.00	4,492
June	100.21	94.14	6,988,415	102.25	98.50	1,105
July	101.76	89.00	5,266,674	105.00	99.00	6,910
August	96.00	81.75	6,624,571	109.00	98.01	3,604
September (1)	102.00	89.58	9,964,441	—	—	—
October	97.15	85.66	9,098,636	—	—	—
November	91.77	80.00	7,039,655	—	—	—
December	84.71	78.10	5,246,275	—	—	—

Notes:

(1)       There were no trades of Class B Shares between September 1 2007 and September 21, 2007, the date of delisting.

6.5% Convertible Debentures

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount outstanding of Cdn.$99,998,000  (see “ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS – RECENT DEVELOPMENTS IN OUR BUSINESS - Financing and Securities Transactions” above).  The 6.5% Convertible Debentures are listed and posted for trading on the Toronto Stock Exchange under the symbol “MG.DB” (formerly “DEC.DB” until March 4, 2005).

The high and low sale prices (per Cdn.$100 principal amount) and volume traded for the 6.5% Convertible Debentures, as reported by the Toronto Stock Exchange, for the months during the year ended December 31, 2007 were as follows:

Month	High (Cdn.$)	Low (Cdn.$)	Volume
January	111.60	109.75	51,250
February	112.75	109.00	42,200
March	108.75	104.96	71,280
April	108.00	108.00	290
May	114.50	110.00	20,520
June	113.51	112.12	240
July	116.00	110.17	1,790
August	110.00	104.02	13,870
September	111.00	106.61	1,380
October	105.25	105.25	200
November	105.96	103.25	1,690
December	102.25	99.75	130,750

ITEM 7.  DIRECTORS AND OFFICERS

Directors

Our Board of Directors currently consists of the following members:

Name and Municipality of Residence	Director Since	Principal Occupation

MICHAEL D. HARRIS(1) (2) (3) Ontario, Canada	January 7, 2003	Consultant and Senior Business Advisor, Goodmans LLP (Barristers and Solicitors)

LADY BARBARA JUDGE London, United Kingdom	September 20, 2007	Chairman of the Board of the United Kingdom Atomic Energy Authority

LOUIS E. LATAIF(4) Massachusetts, U.S.A.	May 10, 2007	Dean of the School of Management, Boston University

KLAUS MANGOLD(2)(3) Baden-Wurttemburg, Germany	February 26, 2004	Corporate Director

DONALD RESNICK(2)(4)(5)(6) Ontario, Canada	February 25, 1982	Corporate Director

BELINDA STRONACH(7) Ontario, Canada	September 20, 2007	Executive Vice-Chairman of Magna

FRANK STRONACH(3)(7) Lower Austria, Austria	December 10, 1968	Partner, Stronach & Co. (Consultant)

FRANZ VRANITZKY Vienna, Austria	June 11, 1997	Corporate Director

DONALD J. WALKER(8) Ontario, Canada	November 7, 2005	Co-Chief Executive Officer of Magna

GREGORY C. WILKINS Ontario, Canada	September 20, 2007	President and Chief Executive Officer of Barrick Gold Corporation

SIEGFRIED WOLF(8) Lower Austria, Austria	March 8, 1999	Co-Chief Executive Officer of Magna

JAMES D. WOLFENSOHN New York, U.S.A.	September 20, 2007	Chairman of Wolfensohn & Company, LLC

LAWRENCE D. WORRALL(4)(5) Ontario, Canada	November 7, 2005	Corporate Director

(1)           Lead Director of the Board of Directors

(2)           Member of the Corporate Governance and Compensation Committee

(3)           Member of Nominating Committee

(4)           Member of the Audit Committee

(5)           Member of the Health and Safety and Environmental Committee

(6)           Mr. Resnick served as a director of Ntex Incorporated, which was subject to cease trade orders in Ontario, Alberta and British Columbia in mid-2002 for failure to file financial statements.  These cease trade orders were never revoked as Ntex made an assignment in bankruptcy in June 2003.  Mr. Resnick resigned as a director of Ntex in June 2002.

(7)           Mr. Stronach and Ms. Stronach, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent a 53% voting interest in M Unicar, which controls Magna through the right to direct the votes attaching to 100% of our Class B Shares and approximately 18% of our Class A Subordinate Voting Shares. Mr. Stronach is party to certain consulting, business development and business services agreements with us. The Stronach Trust controls MI Developments and therefore Magna Entertainment, through the right to direct the votes attaching to 66% of MI Development’s Class B Shares. Mr. Stronach also serves as the Chairman and a director of each of MI Developments and Magna Entertainment as well as the Interim Chief Executive Officer of Magna Entertainment. We have or have had material relationships with each of MI Developments and Magna Entertainment. See “ITEM 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”, below, including the documents incorporated by reference therein. Also see “ITEM 3. – DESCRIPTION OF THE BUSINESS – RISK FACTORS – Risks Relating to Our Controlling Shareholder” above.

(8)           Each of Messrs. Walker and Wolf indirectly hold shares which represent an approximately 5% voting interest in M Unicar.

All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 10, 2007, other than Lady Judge, Ms. Stronach and Messrs. Wilkins and Wolfensohn, all of whom were appointed in conjunction with the completion of the Arrangement. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders.  At present, no executive committee of the Board of Directors has been constituted.

All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except as follows:

•      Lady Judge was a member of the United Kingdom Atomic Energy Authority since September 2002 prior to becoming its Chairman.

•      Ms. Stronach has served as a Member of Canada’s House of Commons since 2004 and previously served as Minister of Human Resources and Skills Development, Minister Responsible for Democratic Renewal and Minister Responsible for Service Canada. She previously served as our Chief Executive Officer between February 2001 and January 2004 and President between January 2002 and January 2004.

•      Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. until its privatization in April 2005. Mr. Walker also served as our President and Chief Executive Officer between 1994 and 2001.

•      Mr. Wolf served as one of our Executive Vice-Chairmen since May 2002 and has served in various other capacities since 2001, including Vice-Chairman between 1999 and 2001 and President and Chief Executive Officer of Magna Steyr between 2001 and 2003.

•      Mr. Wolfensohn served as the ninth President of the World Bank Group between 1995 and 2005 and in May 2005 assumed the post of Special Envoy for Gaza Disengagement for the Quartet on the Middle East until April 2006.  He founded Wolfensohn & Company in 2005.

Lady Judge and Messrs. Harris, Lataif, Mangold, Resnick, Vranitzky, Wilkins, Wolfensohn and Worrall have all been determined by our Board to be “independent directors” within the meaning of such term in applicable law.

Additional information in respect of each director, including the basis for the Board’s independence determination, can be found in our Management Information Circular/Proxy Statement dated March 26, 2008.

Officers

Our officers currently consist of the following persons:

Name and Municipality of Residence	Principal Occupation

FRANK STRONACH Lower Austria, Austria	Chairman of the Board (since November 1971)

DONALD J. WALKER Ontario, Canada	Co-Chief Executive Officer (since April 2005)

SIEGFRIED WOLF Lower Austria, Austria	Co-Chief Executive Officer (since April 2005)

BELINDA STRONACH Ontario, Canada	Executive Vice-Chairman (since September 2007)

HERBERT DEMEL Vienna, Austria	Chief Operating Officer, Vehicles and Powertrain (since May 2007)

TOM SKUDUTIS Ontario, Canada	Chief Operating Officer, Exteriors and Interiors (since May 2007)

J. BRIAN COLBURN Ontario, Canada	Executive Vice-President (since July 1990)

PETER N. CORCORAN Ontario, Canada	Executive Vice-President (since October 2006)

MANFRED EIBECK Lower Austria, Austria	Executive Vice-President, Magna Europe (since November 2007)

VINCENT J. GALIFI Ontario, Canada	Executive Vice-President (since September 1996) and Chief Financial Officer (since December 1997)

PETER KOOB Rheinland-Pfolz, Germany	Executive Vice-President, Corporate Development (since May 2002)

MARC NEEB Ontario, Canada	Executive Vice-President, Global Human Resources (since January 2003)

ALON S. OSSIP Ontario, Canada	Executive Vice-President (since October 2006)

JEFFREY O. PALMER Ontario, Canada	Executive Vice-President (since January 2001) and Chief Legal Officer (since January 2008)

JAMES J. TOBIN, Sr. Michigan, U.S.A.	Executive Vice-President, Business Development (since December 2007)

KEITH STEIN Ontario, Canada	Senior Vice-President, Corporate Affairs (since February 2005)

Name and Municipality of Residence	Principal Occupation

JOACHIM V. HIRSCH Michigan, U.S.A.	Vice-President, Special Projects (since November 2007)

GERD BRUSIUS Lower Austria, Austria	Vice-President, Operational Improvement and Quality – Europe (since March 2006)

HUBERT HÖDL Lower Austria, Austria	Vice-President, Marketing and New Business Development – Europe (since March 2006)

PATRICK W. D. McCANN Ontario, Canada	Vice-President (since January 2005) and Controller (since May 2002)

ROBERT D. MERKLEY Ontario, Canada	Vice-President, Internal Audit (since October 2006)

SCOTT PARADISE Michigan, U.S.A.	Vice-President, Marketing and New Business Development – The Americas (since March 2006)

THOMAS SCHULTHEISS Zug, Switzerland	Vice-President and General Counsel – Europe (since March 2006)

MIKE SINNAEVE Ontario, Canada	Vice-President, Operational Improvement and Quality – The Americas (since March 2006)

LOUIS TONELLI Ontario, Canada	Vice-President, Investor Relations (since November 2003)

PAUL BROCK Ontario, Canada	Treasurer (since May 2005)

BASSEM SHAKEEL Ontario, Canada	Secretary (since January 2008)

To the extent that our officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations, during the last five years:

•      Prior to April 2005, Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. since its spin-off in May 2001. Mr. Walker also served as our President and Chief Executive Officer between 1994 and 2001.

•      Prior to April 2005, Mr. Wolf served as one of our Executive Vice-Chairmen since May 2002 and has served in various other capacities since 2001, including Vice-Chairman between 1999 and 2001 and President and Chief Executive Officer of Magna Steyr between 2001 and 2003.

•      Ms. Stronach has served as a Member of Canada’s House of Commons since 2004 and previously served as Minister of Human Resources and Skills Development, Minister Responsible for Democratic Renewal and Minister Responsible for Service Canada. She previously served as our Chief Executive Officer between February 2001 and January 2004 and President between January 2002 and January 2004.

•      Prior to May 2007, Mr. Demel was President of Magna Powertrain since June 2005, prior to which he served as Chief Executive Officer of Fiat Auto from November 2003 to June, 2005. He previously served as President of Magna Steyr from November 2002 to November 2003.

•      Prior to May 2007, Mr. Skudutis was our Executive Vice-President, Operations since May 2001.

•      Prior to October 2006, Mr. Corcoran was a partner at the firm Deloitte & Touche LLP since May 2002 where he served as Global Managing Partner, International Tax between 2002 and 2005 and Canadian Managing Partner International Tax between 2004 and 2006

•      Prior to November 2007, Mr. Eibeck was the President, Exteriors and Interiors Europe since June 2007, President of Decoma Europe since March 2005 and Director, Production Technologies of Magna Steyr since September 2002.

•      Prior to October, 2006, Mr. Ossip was a partner at the law firm Goodman and Carr LLP since 1997.

•      Prior to December 2007, Mr. Tobin was the Executive Vice-President, Business Development and Sales for Cosma International since January 2006, prior to which he was Executive Vice-President, Sales and Marketing for Cosma since January 2003.

•      Prior to February 2005, Mr. Stein served as Vice-President, Corporate Affairs since May 1999.

•      Prior to March 2006, Mr. Brusius was responsible for operational improvement and quality in Europe with Magna International Europe AG since January 2005, prior to which Mr. Brusius served as the President for Decoma Europe since January 2001.

•      Prior to November 2007, Mr. Hirsch was President and Chief Executive Officer of Teksid Aluminum from October 2003 to August 2007, prior to which he was Chairman, President and Chief Executive Officer of Textron Fastening Systems from September 1999 to August 2003.

•      Prior to March 2006, Mr. Hödl served as the Vice-President, Corporate Marketing and Business Development for Magna International Europe AG since 2004, prior to which time, he served as the Executive Vice-President, Sales & Marketing for Magna Steyr since 1998.

•      Prior to January 2005, Mr. McCann was our Controller since May 2002 and has served in various other capacities since 1999, including Assistant Controller and Group Controller, Europe.

•      Prior to October 2006, Mr. Merkley served as our Executive Director, Internal Audit since December 2003, prior to which he served in various capacities since 1990.

•      Prior to March 2006, Mr. Paradise was responsible for marketing and new business development for North and South America (since April 2005). Prior to that, Mr. Paradise served in several capacities with Intier Automotive Inc., including Executive Vice-President, Sales and Marketing (since May 2002) and Executive Vice-President, Sales, North America since May 2001.

•      Prior to March 2006, Mr. Schultheiss was responsible for legal affairs in Europe and served as General Counsel and Legal Counsel of our Magna Management AG subsidiary since January 1998.

•      Prior to March 2006, Mr. Sinnaeve was responsible for operational improvement and quality in North America since April 2005, prior to which time he served as the Vice-President, Quality and Operational Improvement of Intier Automotive Inc. since May 2001.

•      Prior to November 2003, Mr. Tonelli was our Director of Investor Relations since November 2000.  Prior to that, he was our Senior Manager, Investor Relations since February 1999.

•      Prior to May 2005, Mr. Brock served as the Treasurer of Intier Automotive Inc. since November 2001.

•      Prior to January 2008, Mr. Shakeel served as our Senior Legal Counsel since July 2005, Assistant Secretary since November 2005, Legal Counsel with Tesma International Inc. July 2004 to July 2005 and as our Legal Counsel since May 1999.

Beneficial Ownership of Securities

All our directors and officers as a group (36 persons) owned beneficially or exercised control or direction over 20,926,075 Class A Subordinate Voting Shares or approximately 18.2% of the class, together with 726,829 Class B Shares representing 100% of the class, in each case, as at March 20, 2008. Excluding the 20,000,000 Class A Subordinate Voting Shares owned indirectly by Russian Machines, such directors and officers owned beneficially or exercised control or direction over 926,075 Class A Subordinate Voting Shares, or approximately 0.8% of the class as at March 20, 2008.

ITEM  8.  CORPORATE CONSTITUTION

Our Corporate Constitution forms part of our charter documents.  The Corporate Constitution defines the rights of our employees and investors to participate in our profits and growth and imposes discipline on our management.  The brief description of the principal features of our Corporate Constitution which follows is subject to the detailed provisions of the Corporate Constitution as contained in our charter documents.  The description which follows does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Corporate Constitution as contained in our charter documents.

Board of Directors

Our Corporate Constitution requires that a majority of the members of our Board of Directors be individuals who are not also our officers, employees or persons related to our officers or employees.

Employee Equity Participation and Profit Sharing Programs

Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in the Corporate Constitution) for each financial year be allocated in that financial year or the immediately following financial year to:

•                 the employee equity participation and profit sharing programs and any other profit sharing programs we have established for our employees; and

•                 our defined benefit pension plan (for participating employees).

Senior members of divisional, regional and executive management who are direct profit participators do not participate in these employee equity participation and profit sharing programs.

Dividends; Minimum Profit Performance

Our Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of our Class A Subordinate Voting Shares and our Class B Shares, voting as separate classes, the holders of our Class A Subordinate Voting Share and Class B Shares will be entitled to receive and we will pay, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each financial year so that the aggregate of the dividends paid or payable in respect of such year is:

•                 equal to at least 10% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such year; and

•                 on average, equal to at least 20% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such financial year and the two immediately preceding financial years.

If at any time our after-tax profits (as defined in the Corporate Constitution) are less than 4% of the average stated capital attributable to our Class A Subordinate Voting Shares and Class B Shares at the beginning and at the end of the financial year in question, for two consecutive financial years or we fail to pay the required dividends described above for a period of two consecutive financial years, the holders of our Class A

Subordinate Voting Shares will, until the 4% return is achieved in a succeeding financial year and all required dividends, if any, are paid, have the exclusive right, voting separately as a class, to nominate and elect two directors at the next meeting of our shareholders at which directors are to be elected such right to increase the number of directors which may be elected to continue for each consecutive two-year period.  If the 4% return is not achieved or a required dividend is not paid for any two consecutive financial years following the initial two consecutive financial years, then the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved for one financial year and all required dividends are paid, have the exclusive right, voting separately as a class, to nominate and elect two additional directors at the next meeting of shareholders at which directors are to be elected.  Once the right of holders of our Class A Subordinate Voting Shares to elect such directors terminates, the directors who had been so elected will nonetheless serve until their successors are duly elected at the next meeting of our shareholders.

Changes in Share Capital

Except as otherwise approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits:

•                 an increase in the maximum number of authorized shares of any class of our capital stock (other than our Class A Subordinate Voting Shares which may be issued in an unlimited amount); and

•                 the creation of any new class or series of capital stock having voting rights (other than on default in the payment of dividends) or having rights to participate in our profits (other than securities convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

Unrelated Investments

Unless approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits us from making an investment (whether direct or indirect, by means of loans, guarantee, or otherwise) in any “unrelated business” where such an investment, together with the aggregate of all other investments in unrelated businesses on the date in question, exceeds 20% of our “available equity” at the end of the financial quarter immediately preceding the date of investment.  For purposes of our Corporate Constitution, the term “unrelated business” means any business that:

•                 does not relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies or accessories;

•                 does not utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized or under development by us; or

•                 does not involve the provision of products or services to our suppliers and customers, or the provisions of products or services similar to those provided by our suppliers and customers from time to time.

A business will be deemed to cease to be an unrelated business for purposes of our Corporate Constitution if the net profits after tax of such business exceeds on average 5% of our aggregate investment in such business for two out of any three consecutive years after the date of such investment.  For purposes of our Corporate Constitution, the term “available equity” is defined to mean our total shareholders’ equity, less the stated capital of any non-participating preference shares.

Research and Development

Our Corporate Constitution requires a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year to be allocated to research and development during that financial year or the immediately following financial year.

Social Objectives

Pursuant to our Corporate Constitution, a maximum of 2% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year may be allocated to the promotion of “social objectives” during the financial year or the immediately following financial year.  For purposes of our Corporate Constitution, the term “social objectives” means objectives which, in the sole opinion of our executive management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which we operate.

Incentive Bonuses; Management Base Salaries

Our Corporate Constitution provides that aggregate incentive bonuses paid or payable to “corporate management” in respect of any financial year will not exceed 6% of our pre-tax profits before profit sharing (as defined in the Corporate Constitution) for that financial year and that base salaries payable to such management will be comparable to those in industry generally.  For purposes of our Corporate Constitution, “corporate management” means our chief executive officer, chief operating officer, chief marketing officer and chief administrative officer and any other employee designated by these persons from time to time to be included within “corporate management”.  Our Co-Chief Executive Officers, Executive Vice-Chairman, President and certain of our Executive Vice-Presidents have been designated for these purposes.

ITEM 9.   LEGAL PROCEEDINGS

KS Centoco

In November 1997, we, and two of our subsidiaries, were sued in the Ontario Superior Court of Justice by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which we have a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd.  In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and in February 2006, the plaintiffs further amended their statement of claim to add an additional remedy. The amended statement of claim alleges, among other things:

•                 breach of fiduciary duty by us and two of our subsidiaries;

•                 breach by us of our binding letter of intent with KS Centoco, including our covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings;

•                 the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive license agreement, together with an accounting of all revenues and profits resulting from the alleged use by us, TRW Inc. and other unrelated third party automotive supplier defendants of such technology in North America;

•                 a conspiracy by us, TRW and others to deprive KS Centoco of the benefits of such airbag technology in North America and to cause Centoco Holdings to sell to TRW its interest in KS Centoco in conjunction with the sale by us to TRW of our interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                 oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion.  We have filed an amended statement of defence and counterclaim.  Document production, completion of undertakings and examinations for discovery are continuing.  We believe we have valid defenses to the plaintiff’s claims and therefore intend to vigorously defend this case.  At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

C-MAC/Solectron

In June 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

•                 improper use by Intier of the plaintiff’s confidential information and technology in order to design and manufacture certain automotive parts and components; and

•                 breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement, as well as follow a certain re-pricing mechanism set forth in a long-term supply agreement, in each case signed by the parties at the time of Intier’s disposition of the Invotronics business division to the plaintiff in September 2000.

The plaintiff subsequently amended its claim to add allegations of misrepresentation. The plaintiff is currently seeking, among other things, compensatory damages in the amount of Cdn.$295 million and punitive damages in the amount of Cdn.$10 million and an accounting of profits. Intier filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests, which was subsequently amended.  The parties are currently engaged in discoveries and the trial is expected to occur in October 2009. We believe we have valid defenses to the plaintiff’s claims and therefore intend to vigorously defend this case. Given the early stages of the proceedings, it is not possible to predict their outcome.

Ford Class Actions

We, and/or our subsidiaries Magna Donnelly and Intier, have been named with Ford Motor Company as defendants in class action proceedings in the Ontario Superior Court of Justice, as well as state courts in North Carolina and Florida, as a result of Magna Donnelly’s role as a supplier to Ford of door handles and Intier’s role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class action proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorneys’ fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer.  The Ontario court refused to certify the plaintiffs as a class in that case and the Ontario plaintiffs have appealed, with the appeal scheduled to be heard in May 2008.  The remaining class proceedings are in the early stages and have not been certified by any court. We deny these allegations and intend to vigorously defend the lawsuits. Given the early stages of the proceedings, it is not possible to predict their outcome.

Other

In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers and former employees. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

In certain circumstances, we are at risk for warranty costs, including product liability and recall costs. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims.  Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

ITEM 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Reference is made to the section entitled “Interests of Management and Other Insiders in Certain Transactions” in our Management Information Circular/Proxy Statement dated March 26, 2008 for our annual meeting of shareholders to be held on May 1, 2008, which is incorporated by reference into this Annual Information Form.

ITEM 11.  TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A Subordinate Voting Shares and our Class B Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario.  The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, N.A., at its offices in Golden, Colorado.

ITEM 12.  EXPERTS

Our independent auditor is Ernst & Young LLP, which (together with its predecessor firms) has been our independent auditor since February 27, 1969.

ITEM 13.  AUDIT COMMITTEE

Our Audit Committee is comprised of Messrs. Donald Resnick (Chair), Louis E. Lataif and Lawrence D. Worrall.  A copy of our Audit Committee Charter is available in the Corporate Governance section of our website (www.magna.com) and was attached as a schedule to our Annual Information Form dated March 29, 2006 filed on SEDAR (www.sedar.com) and our Annual Report on Form 40-F dated the same date filed on EDGAR (www.sec.gov/edgar).  Additional information about our Audit Committee is contained in the section entitled “Audit Committee and Audit Committee Report” as well as in the “Statement of Corporate Governance Practices” in our Management Information Circular/Proxy Statement dated March 26, 2008 for our annual meeting of shareholders to be held on May 1, 2008, which is incorporated by reference into this Annual Information Form.

ITEM 14.  ADDITIONAL INFORMATION

Our Management Information Circular/Proxy Statement dated March 26, 2008 contains the following additional information:

•                 our directors’ and named executive officers’ remuneration and indebtedness;

•                 our voting securities and their principal holders;

•                 securities authorized for issuance under our equity compensation plans;

•                 our Audit Committee and its Report;

•                 our Corporate Governance and Compensation Committee and its Report; and

•                 our Statement of Corporate Governance Practices.

Additional financial information about us is provided in our consolidated financial statements as at and for the three-year period ended December 31, 2007.  These documents and additional information about us may be found on SEDAR, at www.sedar.com, on EDGAR at www.sec.gov/edgar and on our website, at www.magna.com.

Any person may obtain copies of the following documents upon request from our Secretary, c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, L4G 7K1:

•                                        when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

•                             one copy of this Annual Information Form;

•                             one copy of our Annual Report to Shareholders for the year ended December 31, 2007, which contains the following items:

•                            the “Management’s Discussion and Analysis of Results of Operations and Financial Position”, which is the only item incorporated by reference into this Annual Information Form; and

•                            our financial statements as at and for the three-year period ended December 31, 2007;

•                             one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

•                             one copy of our Management Information Circular/Proxy Statement dated March 26, 2008; and

•                             one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under any of the foregoing; or

•                                        at any other time, one copy of any of the documents referred to immediately above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

SCHEDULE A

PRINCIPAL SUBSIDIARIES

The following is a list of our principal subsidiaries as at December 31, 2007, and their respective jurisdictions of incorporation.

Parent/subsidiary relationships are identified by indentations.  The list shows the percentages of the votes attached to all voting securities, and of each class of non-voting securities, owned by us or over which control or direction is exercised by us.  Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control.

Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in the aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

Subsidiary	Voting Securities	Jurisdiction of Incorporation

Cosma America Holdings Inc.	100%	Delaware
Magna US Holding, Inc.	100%	Delaware
Cosma International of America, Inc.	100%	Michigan
Decoma U.S. Holdings, Inc.	100%	Delaware
Intier Automotive of America, Inc.	100%	Delaware
Magna Donnelly Corporation	100%	Delaware
Magna Powertrain USA, Inc.	100%	Delaware

Decoma International Corp.	100%	Ontario

Intier Automotive Inc.	100%	Ontario

Magna International Investments S.A.	100%	Luxembourg
Magna International Automotive Holding AG	100%	Austria
Magna Automotive Holding AG	100%	Austria
Magna Steyr Metalforming AG	100%	Austria
Magna Steyr AG & Co. KG	100%	Austria
Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria
Magna Powertrain AG & Co. KG	100%	Austria
New Magna Investments S.A.	100%	Belgium

Magna Powertrain Inc.	100%	Ontario

Magna Structural Systems Inc.	100%	Ontario

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